Exhibit (a)(1)
DICON FIBEROPTICS, INC.
1689 Regatta Blvd.
Richmond, CA 94804
(510) 620-5000

Offer to Purchase for Cash

Up to 154,500 Shares of its
Common Stock, No par value

At a Purchase Price of $1.00 Per Share

THE OFFER TO PURCHASE, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 9:00 P.M., CALIFORNIA TIME, ON May 22, 2006,
UNLESS THE OFFER TO PURCHASE IS EXTENDED

Questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to Jean Lin, Stock Administrator, who will be acting as the Company’s Transfer Agent in this Offer to Purchase, at (510)620-5352 or jlin@diconfiber.com, and copies of these documents will be furnished promptly at DiCon Fiberoptics, Inc.’s expense.

IMPORTANT PROCEDURES

If you want to tender all or part of your shares, you must complete and sign a Letter of Transmittal according to its instructions, and deliver it, together with any other documents required by the Letter of Transmittal, to the Company’s Transfer Agent for our offer. Pursuant to your Buy-Sell Agreement with the Company, most of you have previously appointed the Secretary of the Company as custodian to hold your stock certificate(s). In tendering your shares, by signing the Letter of Transmittal, you will be authorizing the Secretary, as your custodian, to release your stock certificate(s) to the Company. Only the number of shares you tender will be released to the Company, if your share certificate(s) represent more shares than you intend to tender, the Company will issue the remaining shares to you in a new stock certificate.

TO TENDER YOUR SHARES YOU MUST FOLLOW THE PROCEDURES DESCRIBED IN THIS DOCUMENT, THE LETTER OF TRANSMITTAL AND THE OTHER DOCUMENTS RELATED TO OUR OFFER.

If you have any questions or need assistance, or require additional copies of this document or the Letter of Transmittal, you should contact Jean Lin, Stock Administrator, at telephone number (510) 620-5352 or by email at jlin@diconfiber.com.

No person has been authorized to make any recommendation on behalf of DiCon Fiberoptics, Inc. as to whether shareholders should tender shares pursuant to the Offer to Purchase. No person has been authorized to give any information or to make any representations in connection with the Offer to Purchase other than those contained in this Offer to Purchase or in the related Letter of Transmittal. If given or made, the recommendation and any other information and representations must not be relied upon as having been authorized by DiCon Fiberoptics, Inc.

Neither the Securities and Exchange Commission (the “Commission” or the “SEC”) nor any state securities commission has approved or disapproved this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of this disclosure document. Any representation to the contrary is a criminal offense.

The date of this Offer to Purchase is April 25, 2006.

Table of Contents
(continued)
                                                                  Page

SUMMARY                                                                                                                                                                                           4

FORWARD-LOOKING STATEMENT                                                                                                                                           6

1. SPECIAL FACTORS                                                                                                                                                                      6

2. NUMBER OF SHARES: PRORATION                                                                                                                                    14

3. TENDERS BY HOLDERS OF LESS THAN 100 SHARES                                                                                                    15

4. PROCEDURE FOR TENDERING SHARES                                                                                                                           15

5. WITHDRAWAL RIGHTS                                                                                                                                                            16

6. ACCEPTANCE FOR PAYMENT OF SHARES AND PAYMENT OF PURCHASE PRICE                                           16

7. CONDITIONAL TENDER OF SHARES                                                                                                                                   17

8. CONDITIONS OF THE OFFER TO PURCHASE                                                                                                                  17

9. PRICE RANGE OF SHARES; DIVIDENDS                                                                                                                            18

10. INFORMATION CONCERNING THE COMPANY                                                                                                            19

11. SOURCE AND AMOUNT OF FUNDS                                                                                                                                    21

12. INTEREST OF DIRECTORS AND OFFICERS; TRANSACTIONS AND
      ARRANGEMENTS CONCERNING SHARES                                                                                                                       21

13. LEGAL MATTERS; REGULATORY APPROVALS                                                                                                            22

14. FEDERAL INCOME TAX CONSEQUENCES                                                                                                                      23

15. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS                                                                      26

16. FEES AND EXPENSES                                                                                                                                                              27

17. WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION                                                                                          27

SCHEDULE I                                                                                                                                                                                      28

SCHEDULE II                                                                                                                                                                                     31

To the Holders of Shares of Common Stock of
DiCon Fiberoptics, Inc.:

SUMMARY

DiCon Fiberoptics, Inc., a California corporation (“DiCon”) is providing this summary for your convenience. It highlights material information in this document, but you should realize that it does not describe all of the details of our offer to the same extent that they are described in the body of this document. We urge you to read the entire document and the related Letter of Transmittal because they contain the full details of our offer. Where helpful, we have included references to the sections of this document where you will find a more complete discussion.

DiCon is inviting its shareholders to sell shares of its common stock back to DiCon for cash. Set forth below are the material terms of this offer:

•	DiCon will agree to purchase up to 154,500 shares of its common stock. See “Number of Shares; Proration.”

•	DiCon will purchase these shares for a price of $1.00 per share, which is based on a slight premium to the current fair value of the shares. See “Special Factors.”

•	Each shareholder must determine whether to sell stock and how much to sell. See “Number of Shares; Proration” and “Procedure for Tendering Shares.”

•	All shares will be acquired at the same purchase price. See “Number of Shares; Proration.”

•
If more than 154,500 shares are tendered, DiCon will first acquire shares held by persons who own less than 100 shares, and then will acquire shares from other tendering shareholders on a pro rata basis. See “Number of Shares; Proration” and “Tenders by Holders of Less Than 100 Shares.”

•	The offer is not conditioned upon any minimum number of shares being tendered. The offer is, however, subject to other conditions. See “Conditions of the Offer to Purchase.”

•	You must properly complete and execute the Letter of Transmittal by 9:00 p.m. California Time on May 22, 2006 in order to sell your shares to us in this offer. See “Procedure for Tendering Shares.”

•	This offer is scheduled to expire at 9:00 p.m. California Time on May 22, 2006. See “Number of Shares; Proration.”

•	The offering period may be extended by DiCon making a public announcement. See “Extension of Tender Period; Termination; Amendments.”

•
You may withdraw tendered shares at any time prior to the expiration of the offering, which is currently scheduled on May 22, 2006. Tenders will then be irrevocable until June 20, 2006, when they may be withdrawn by shareholders if they have not been accepted for payment by DiCon See “Withdrawal Rights.”

•	Written notice of a withdrawal must be provided to the Company’s Transfer Agent. See “Withdrawal Rights.”

•	Once the proration has been completed, then checks for all accepted tenders will be issued by the Company’s Transfer Agent. See “Acceptance for Payment of Shares and Payment of Purchase Price.”

•	DiCon expects to announce final results on any proration within three trading days of the expiration date. See “Acceptance for Payment of Shares and Payment of Purchase Price.”

•	If you sell all of your DiCon common stock in the offer, you will no longer have voting rights or rights to receive any dividends.

•
Shareholders who don’t tender will increase their percentage ownership in DiCon. This will include the administrator for DiCon’s employee stock purchase plan and the executive officers and directors of DiCon who do not intend to tender any of their own shares. See “Information Concerning the Company” and “Interest of Directors and Officers; Transactions and Arrangements Concerning Shares.”

•	Generally, the receipt of cash by shareholders who elect to participate in the offer will be a taxable transaction for United States federal income tax purposes. See “Federal Income Tax Consequences.”

•
Depending on the number of shareholders who elect to participate in the offer, upon completion of this transaction, the number of registered holders of DiCon common stock may be less than 300. As a result, DiCon may be eligible to deregister its common stock under the Securities Exchange Act of 1934, as amended. See “Special Factors - Effects of the Tender Offer.”

•
If DiCon deregisters its common stock, it will no longer be required to file periodic reports, including Forms 10-KSB and 10-QSB, with the Securities and Exchange Commission. See “Special Factors - Effects of the Tender Offer.”

•
DiCon has engaged Howard Frazier Barker Elliott, Inc. to issue a “fairness” or similar opinion with respect to the price offered in this transaction. Both the special committee and the board of directors believe the transaction is fair to shareholders based on the offer price and the fact that the offer is voluntary. See “Special Factors - Effects of the Tender Offer.”

•
DiCon’s special committee has approved this offer and the board of directors has ratified this offer. However, neither the special committee nor the board of directors has made any recommendation regarding whether you should tender or not tender your shares. The directors and executive officers have advised us that they do not intend to tender any of their own shares in our offer. See “Special Factors -Effects of the Tender Offer.”

•	You may contact Jean Lin, Stock Administrator, at (510) 620-5352 or jlin@diconfiber.com, if you have any additional questions or need additional copies of any of these documents.

FORWARD-LOOKING STATEMENTS

This Offer to Purchase and the documents that have been incorporated herein by reference contain certain forward-looking statements and information with respect to the financial condition, results of operations, and business of DiCon. These forward-looking statements involve risks and uncertainties and are based on the beliefs and assumptions of management of DiCon and on information available to management at the time that these disclosures were prepared. These statements might be identified by the use of words such as “expect,” “anticipate,” “estimate,” and “believe,” variances of these words and other similar expressions. Readers should not place undue reliance on forward-looking statements that reflect management’s view only on the date of this offer. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. DiCon undertakes no responsibility or obligation to update any such forward-looking statements. All subsequent written and oral forward-looking statements concerning our offer or other matters addressed in this document and attributable to us or any person acting on our behalf are qualified by these cautionary statements.

1. SPECIAL FACTORS

BACKGROUND AND PURPOSE OF THE OFFER AND OUR REASONS FOR PURSUING THE OFFER AS OPPOSED TO OTHER ALTERNATIVES.

DiCon Fiberoptics, Inc. (“DiCon”) was incorporated in California in 1986. The Company designs and manufactures passive components, modules, Micro Electro-Mechanical Systems (“MEMS”) products, and test instruments for the fiberoptic communications industry. The Company conducts research, development, manufacturing, and marketing at its headquarters in Richmond, California 94804. The Company, through Global Fiberoptics Inc. (“Global”), its wholly owned Taiwanese subsidiary formed in 1999, also operates a manufacturing and sales facility in Kaohsiung, Taiwan. While the Company registered its shares of common stock under Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”) in 2000, the Company’s common stock is not listed and there is no established public trading market for the Company’s common stock.

Immediately prior to the commencement of the offer to purchase, there were approximately 309 holders of record of DiCon’s common stock. Of these holders, approximately 80 of all holders of record held 500 shares or fewer.

Over the course of the last twelve months, our President and Chief Executive Officer Ho-Shang Lee held informal discussions with the board of directors regarding the relatively large number of holders of DiCon common stock who retain 500 shares or fewer. While holders of 500 shares or fewer comprise 26% of all beneficial owners, the shares owned by such holders equal less than 0.02% of outstanding shares. The costs associated with being a SEC-reporting company, based on the current annual cost of $160,000 and additional internal control related cost of at least $50,000, are estimated to be in excess of $210,000 annually on a going-forward basis as a result of the Sarbanes-Oxley legislation. If these costs are evenly distributed among all holders, the costs apportioned to holders of 500 shares or less equals approximately $55,000 annually. These holders own in the aggregate approximately 21,654 shares.

Since the Company registered its shares of common stock under Section 12(g) of the Exchange Act in 2000, DiCon has been subject to the reporting and proxy requirements under the rules of the Securities and Exchange Commission. DiCon must follow these requirements, so long as there are 300 or more holders of record of the common stock.

The purpose of this offer is to reduce the number of shareholders of DiCon’s common stock. If, after completion of this offer, we have fewer than 300 shareholders of record, as calculated under the rules and regulations of the Exchange Act, the board of directors intends to deregister DiCon’s common stock with the Commission and become a private company. One result of our “going private” would be that we would no longer have to file periodic reports with the Commission, as required under the Exchange Act, including, among other reports, annual reports on Form 10-KSB and quarterly reports on Form 10-QSB. In addition, we would not be subject to the SEC’s proxy rules. The board of directors estimates that this could result in a significant cost savings to DiCon and allow management to spend more time focused on its regular business activities. This decision is principally in response to the Sarbanes-Oxley Act legislation and the costs associated with additional reporting and audit requirements applicable to public companies adopted pursuant to this legislation. DiCon made the decision to proceed with the tender offer at this time, in light of the fact that the costs associated with complying with the Section 404 of the Sarbanes-Oxley legislation could begin to accrue in the second half of 2006. As a result, we would need to retain the services of additional outside auditors and consultants, and we would experience an increase in expenses from our current outside auditor. These costs would continue to increase throughout 2007. DiCon has estimated that these additional costs could exceed $50,000 per year. If this offer does not result in DiCon qualifying to deregister with the Commission, the board of directors will likely consider other alternatives to achieve that result.

Since 2004, the board of directors have periodically discussed the possibility of deregistering from the SEC. The board of directors has consistently supported pursuing a going- private transaction. In January of 2006, Dr. Ho-Shang Lee requested Orrick, Herrington & Sutcliffe LLP to prepare a presentation to the board on considerations related to a transaction to deregister the Company’s common stock.

Present at the February 14, 2006 meeting by conference call were representatives of Orrick, Herrington & Sutcliffe, LLP, DiCon’s special counsel, and a majority of the board of directors. Management explained how the costs associated with being an SEC-reporting company would be reduced following deregistration of the common stock. The representatives from Orrick, Herrington & Sutcliffe, LLP presented for the Board’s review considerations related to a transaction to deregister the Company’s shares from the SEC and compared and contrasted four possible methods to reduce the number of DiCon’s registered shareholders to below 300, which is required to deregister the Company’s common stock: a tender offer, an odd-lot tender offer, a reverse stock split, and a stock repurchase program. Prior to the meeting, management was informed of the legal mechanics and implications of the four methods by special counsel.

At that meeting, the board discussed the advantages and disadvantages of deregistering and methods to reduce the shareholder base to below 300. The board discussed that a common concern of boards of companies considering going-private is the closing of a liquid market for the such company’s common stock due to deregistration. The board observed that since the Company’s shares were never listed, there is no market for trading the Company’s stock. Also discussed at that meeting was the Board’s responsibilities related to a going-private transaction.

The Board observed the following of each of the four methods discussed for reducing the number of shareholders below 300:

•	a tender offer could be costly and not produce definitive results of number of shareholders reduced;

•	the Company did not have a sufficient number of odd-lot holders to allow an odd-lot tender offer to reduce a sufficient number of shareholders below 300;

•	a reverse stock split that cashes out resulting fractional shareholders would not be voluntary and could be subject to regulatory approval, which may not be readily obtained; and

•	a repurchase program to buy back shares held by departing employees may be a lengthy and uncertain process.

The Board explored different ways to reduce the number of the Company’s shareholders including a two-step transaction involving a modest reverse stock split, designed to increase the number of odd-lot holders, followed by an odd-lot tender offer, and a tender offer to all shareholders.

A subsequent special meeting was conducted on March 13, 2006. At the March 13th meeting, special counsel reviewed with the Board the purpose of a special committee and the qualifications required of board members serving on the special committee. The Board determined that it was in the best interest of the Company and the shareholders to establish a special committee, comprised of independent directors to evaluate and approve the transaction. The Board endowed the special committee full authorization to 1) determine the best method for reducing the number of shareholders to below 300 to enable the Company to deregister and 2) determine the offer price for the transaction, with the assistance of a third-party financial advisor, as necessary.

The Board considered the candidates for the special committee and reviewed each director’s independence 1) in light of the director’s interest in the going-private transaction, 2) based on the independence standards that the Company has adopted, which is the NASD standards, and 3) evaluated any related party transactions between the Company and such director based on the guidelines provided by the SEC. The Board considered relationships, transactions or arrangements with each of the candidates, including Mr. Andrew Mathieson’s beneficially ownership of 6.5% of the Company’s outstanding shares due to his role as a co-Trustee for the Charlotte Bliss Taylor Trust and as a managing member of Fairview Capital Investment Management, and Dr. Dunson Cheng’s status as the Chairman of Cathay Bank, the largest creditor of the Company, and concluded these relationships would not render these directors non-independent under the NASD rules and would not impair these directors’ independence with regards to this transaction. Accordingly, the Board designated Mr. Mathieson and Dr. Cheng to serve on the special committee.

In March 2006, the special committee met on two occasions to review the transaction methods and financial advisor candidates. After soliciting proposals by several financial advisors, in light of its experiences with this type of project and its familiarity with the Company’s industry, the special committee engaged Howard Frazier Barker Elliott, Inc. (“HFBE”) to perform a valuation study and render a fairness opinion related to the transaction. During the meetings the special committee further explored a two-step transaction involving an odd-lot tender offer following a modest reverse stock split, designed to increase the number of odd-lot shareholders necessary to reduce the number of shareholders below 300 after a successful odd-lot tender offer. The special committee reviewed and studied the Company’s shareholder list and ultimately decided against an odd-lot tender offer as it would not be available to all outstanding shareholders. Instead the special committee decided that a tender offer was, therefore, the fairest way to reduce the registered shareholder base below 300.

The special committee chose not to retain an unaffiliated representative to act solely on behalf of the shareholders for the purpose of negotiating the terms of the transaction or preparing a report covering the fairness of the transaction. The special committee concluded that the expense of retaining an unaffiliated representative was not justified because it would add no measurable protection to the Company’s shareholders. The special committee considered the fact that affiliated and unaffiliated shareholders will be treated equally in the transaction and that the purpose of the transaction is to reduce the number of the Company’s shareholders so that the Company can elect not to file reports with the SEC. Other than the deliberations of the special committee, no “negotiations” regarding the transaction occurred, and the special committee decided the method to be used based solely on what it believed would be the most effective and efficient way to reduce the number of shareholders below 300 and the offer price based on what it believed to be the fair price, in consultation with the financial advisors.

On April 14, 2006, the special committee met with a representative from HFBE for a report on the preliminary results of their study. On April 19, 2006, HFBE presented its valuation report to the special committee that based on its analysis the range of implied equity values per share was $0.70 to $0.95 per share. After considering this information and the financial data supportive of the price range, the special committee determined, in the interest of offering a slight premium to the tendering shareholders and in light of the price the Company has paid to buy back shares from departing employees in the past two years, $0.96 per share to be the offer price for the Tender Offer.

On April 19, 2006, the special committee reported its decisions regarding the transaction method and the offer price to the board. The Board ratified the tender offer transaction. The Board of directors, including the members of the special committee, discuss the $0.96 per share offer price. After reviewing the potential financial impact an additional premium to the price may have on the Company and concluding such to be immaterial, the board, including members of the special committee, voted unanimously to set the tender offer price at $1.00 per share, as further inducement for shareholders to tender their shares.

EFFECTS OF THE TENDER OFFER.

We anticipate all shares of common stock purchased under this offer will be retired. Also, if all 154,500 shares are tendered, we expect to pay approximately $154,500 in the aggregate to purchase these shares. As a result, we do not believe the completion of this offer will have any material effect on our financial condition or results of operations. No changes in our executive officers or board of directors are anticipated to result from this offer.

Even if the offer is fully subscribed, the impact on the book value per share and earnings per share of DiCon’s common stock will not be material. As of December 31, 2005, the book value per share of DiCon’s common stock was approximately $0.448. As adjusted to take into effect the results of the offer as if it had been completed as of December 31, 2005, the book value per share of our common stock would be approximately $0.447. This represents a 0.2% change in the book value per share of our common stock as a result of the successful completion of the offer. This offer will impact DiCon’s earnings per share on a going forward basis. The impact on earnings per share would reflect the loss of earning assets resulting from transaction costs and share purchases as a result of this offer, offset when calculating the per share ratio by reduction in shares of DiCon’s common stock outstanding. We estimate that the offer’s impact on both basic and diluted loss per share on a pro forma basis annually to be an increase of approximately $0.001. The calculation of earnings per share excludes any estimated cost savings that may result if DiCon goes private.

Deregistration of the Common Stock. If the tender offer results in the number of DiCon’s shareholders of record falling below 300, DiCon will be eligible to deregister its common stock under the Exchange Act. If DiCon becomes eligible to deregister the common stock, it will do so. Deregistration will have a number of consequences to DiCon, its affiliates and its shareholders.

Once the common stock is deregistered, DiCon will no longer file current and periodic reports with the SEC, including Annual Reports on Form 10-KSB, Quarterly Reports on Form 10-QSB and Current Reports on Form 8-K. DiCon also will no longer be subject to the proxy requirements of the Exchange Act. While DiCon intends, at this time, to supply shareholders with an annual report containing audited financial statements and a proxy statement, there is no requirement that it does so and it will not be bound by any of the SEC disclosure requirements to which it is currently subject.

DiCon sees the primary benefit of deregistration being the substantial reduction in expenses associated with being an SEC-reporting company. It believes that if it were not subject to the SEC reporting requirements next year, the amounts for the anticipated expenses for that year would be substantially reduced. These amounts do not include the substantial amount of time employees and management devote to SEC reporting requirements. Additionally, because there is no market for trading the Company’s stock, the public disclosures required by the SEC may have little or no bearing on shareholders’ investment decisions. Indeed, DiCon sees that the public disclosures are arguably a detriment to the Company and its shareholders insofar as such disclosures may enhance competitors’ understanding of the Company’s business strategy and conditions, and alter the balance of information between the Company and various parties with whom the Company transacts business.

Following deregistration, DiCon’s affiliates (that is, its directors, executive officers and greater than 10% shareholders) will no longer be subject to the reporting and short-swing profit provisions of Section 16 of the Exchange Act. While our affiliates will benefit from not being subject to Section 16, they will be unable to rely on Rule 144 under the Securities Act of 1933, as amended, as a consequence of DiCon no longer filing reports with the SEC, unless DiCon chooses to make public certain information required by the rule. This, however, will not have a practical impact on our affiliates because there is no established trading market for the Company’s common stock and our shares are subject to transfer restrictions under the Buy-Sell Agreements.

All DiCon shareholders who do not tender their shares in the tender offer will benefit from the expense reduction resulting from deregistration. However, you should be aware that it may be detriment to you as a DiCon shareholder that as a result of deregistration, public information regarding DiCon will be reduced substantially following deregistration.

There can be no assurance that the number of shareholders after completion of the tender offer will be fewer than 300 or that the completion of the tender offer will result in a reduction in expenses related to registration under the Securities and Exchange Act of 1934, as amended. If the Company is not able to reduce its shareholder base below 300, it will consider other options to achieve this result.

Effect on Affiliated and Non-Affiliated Shareholder Proportionate Interests. As a group, DiCon’s affiliates, including officers, directors and holders of 10% or more of the Company’s stock, beneficially owned 86,418,636 (including ESOP and ESPP shares Dr. Lee beneficially owns due to his sole voting rights pursuant to voting right agreements) or approximately 77.22% of the shares of common stock outstanding as of March 31, 2006. Assuming all shares eligible to be tendered in the offer are purchased, the affiliates’ proportionate ownership interest will remain approximately the same at 77.36% of the outstanding shares. The proportionate ownership share of remaining non-affiliated shareholders, as a group, will correspondingly be reduced by 0.14% from 22.78% to 22.64%.

With fewer shares outstanding and the resulting reduction in shareholders’ equity, and assuming earnings remain the same, all non-tendering shareholders will benefit from the tender offer from an increase in return on equity and in earnings per share. Return on equity for the year ended March 31, 2005 was negative 17.9%. After giving effect to the tender offer and assuming all eligible shares are tendered, this would decreased to negative 18.0%. Basic and diluted loss per share for the year ended March 31, 2005 were both $0.0776. After giving effect to the tender offer and assuming all eligible shares are tendered, these amounts would both increase to $0.0777.

Potential Benefits Foregone by Tendering Shareholders. After consummation of the tender offer, shareholders who tender their shares will not have the opportunity to participate in the potential growth of future earnings and the value of DiCon common stock, unless they again purchase shares. Any subsequent purchases might be made at a higher price than the amount paid to those shareholders for their tendered shares, and may be difficult to effect, as the market for DiCon common stock might be even more limited than it is now if the common stock is deregistered. Conversely, after completion of the tender offer, shareholders who tender their shares will not face the risk of losses generated by DiCon’s operations or any decrease in the value of DiCon common stock.

Effect on DiCon’s Business. Aside from ceasing to be an SEC-reporting company if it becomes eligible to do so, the completion of the tender offer is not expected to have a material impact on the conduct of DiCon’s business. DiCon will, continue to design and manufacture components for fiberoptic communications industry.

Federal Income Tax Consequences. If you tender your shares in the tender offer, the receipt of cash by you in exchange for your shares will be a taxable transaction for United States federal income tax purposes and may be for state and local income tax purposes as well. DiCon and non-tendering shareholders will not incur any federal income tax liability as a result of completion of the tender offer.

FAIRNESS OF THE OFFER

Both The Special Committee And The Board Of Directors Believe The Offer Is Fair To Both Unaffiliated Shareholders Who Tender In The Offer As Well As Unaffiliated Shareholders Who Remain Shareholders After Completion Of The Offer.

Both the special committee and the board of directors of DiCon, in deciding to approve the tender offer, determined that the offer was fair to unaffiliated shareholders. In making this determination, both the special committee and the board of directors considered factors they believed favored the fairness of the transaction, as well as factors that, from the perspective of an unaffiliated shareholder, may not have favored the fairness of the transaction. These factors encompassed both the fairness of the consideration to be paid (that is, the offer price of $1.00 per share in cash) and the procedural fairness of the transaction. The special committee independently evaluated the fairness of the price in part based on the valuation report and the opinion rendered by HFBE.

On April 19, 2006, HFBE rendered an oral opinion to our special committee that, in its opinion, the offer price of the tender offer is fair, from a financial point of view, to shareholders of the Company, including those who receive cash in the tender offer and those shareholders who will remain shareholders after the tender offer. This opinion was based on conditions as they existed on April 11, 2006. HFBE confirmed its oral opinion with a written fairness opinion to the special committee dated April 19, 2006.

Factors Favoring the Fairness of the Tender Offer Price

•	the offer price is based on current fair value per share based on third party valuation;

•	the offer price relative to historical share values of DiCon common stock as determined by DiCon's Board of Directors pursuant to the Buy-Sell Agreement;

•	the offer price relative to the average price paid by DiCon to repurchase its shares over the last two years from employees under the Buy-Sell Agreement when employment was terminated;

•	the offer price relative to the book value of the common stock; and

•	no brokerage commissions or other costs will be incurred by tendering shareholders.

•	the Company’s financial condition and results of operations, including our earnings per share and capital levels for the year ended March 31, 2005 and the first nine months of fiscal 2006;

•	the opinion delivered to the board of directors by HFBE, our financial advisor, that the consideration to be received was fair from a financial point of view to the shareholders of the Company.

Procedure

•	the offer is voluntary; no shareholder is required to tender his or her shares; and

•	all shareholders are being notified of the tender offer and the implications of the transaction on their holdings.

Factors Not Favoring the Fairness of the Tender Offer (all pertaining to procedural fairness)

•	while participation in the tender offer by shareholders is voluntary, shareholders will not be voting on the transaction; and

•	if a sufficient number of shares are tendered and the common stock is deregistered, publicly available information regarding DiCon will be reduced significantly.

Set forth below is a discussion of the material factors the special committee and the board each considered in determining that the offer price was fair. The special committee considered and determined the fairness of the price and the transaction and reported their decisions for the board's ratification. References below to "the board" intend to cover both the board and the special committee.

The offer price of $1.00 per share is at a slight premium to the current fair value. In addition, no brokerage costs would be incurred upon the tender of shares. The board believes that based on all factors considered, a slight premium to the current value of the shares is the fairest price for both shareholders who may choose to tender their shares as well as those who choose not to tender. The board believes it gives a balance to shareholders selling (by giving a premium without payment of a commission), but not such a large premium that continuing shareholders and the Company will be paying too high a price for the continuing Company.

The offer price of $1.00 per shares is at a premium of approximately 220% to the net book value per share of $0.448 as of December 31, 2005. The board believes that based on all factors considered, an offer price that was at a premium to net book value is the fairest price for both shareholders who may choose to tender their shares as well as those who choose to retain their shares in the Company. This belief was based on the factors discussed above and a belief that an offer price substantially higher than the current fair value would result in a diminution of the value of the shares of unaffiliated shareholders who chose not to tender, while an offer price substantially lower than the current fair value would be unsuccessful, since shareholders could chose not to tender and undermine the Company’s plan to reduce the number of shareholders and deregister. A price at a slight premium to, rather than at, the current fair value, was chosen since it provided an additional inducement for holders to tender while not materially impacting the value of the investment of those who chose to retain their shares.

The offer price of $1.00 per share is at a slight premium to the average price paid in previous repurchases. DiCon has repurchased 77,715 shares of common stock over the past two years at an average price of $0.96 per share. During the twelve months ended March 31, 2005, 35,327 shares were repurchased at an average price of $0.96. All of these shares were repurchased from employees under the Buy-Sell Agreement when employment was terminated. The evaluation of repurchase activity was helpful in determining the fairness of the transaction since it reflected the fact that repurchases have, over the past two years, been conducted at the fair value determined by the Board, and that all the shares had been repurchased at a price lower than the offer price. As a result, the board believes that based on all factors considered, an offer price that was at a moderate premium to the average price paid in previous repurchases is the fairest price for both shareholders who may choose to tender their shares as well as those who choose to remain shareholders in the Company.

A Going Concern Value. A going concern value, which is an attempt to value a company as an operating business to another company or individual, was not performed in connection with the tender offer. The board felt that such a valuation would not be material to its decision as to whether the offer was fair to unaffiliated shareholders because the Company itself was not for sale, and only a small percentage of the Company’s stock was being sold. DiCon will continue to operate as it always has after completion of the tender offer.

Liquidation Value. In determining the fairness of the tender offer, the board of directors did not attempt to establish the liquidation value of DiCon. The board felt that such a valuation would not be material to its decision for several reasons. First, the liquidation of DiCon is not intending to liquidate and the tender offer will not affect its operations. Second, and more importantly, the board believed that DiCon’s liquidation value would approximate its net book value, less the costs of liquidation. In a sense, the board’s consideration of net book value (discussed above) encompassed a consideration of DiCon’s approximate liquidation value. For these reasons, the board felt that a separate liquidation valuation was not necessary or appropriate.

Set forth below is a discussion of the factors the board considered in determining the procedural fairness of the transaction.

The tender offer was approved by the special committee and ratified by the board, including all of the directors who are not employees of DiCon or any of its subsidiaries.

No vote of shareholders on the tender offer is required under the laws of the State of California, DiCon’s state of incorporation. The board believes that the transaction is procedurally fair to unaffiliated shareholders, in addition to being substantively fair with respect to the price offered. The board based those beliefs on the unanimous approval of the offer by all of the non-employee directors, who comprise a majority of the board, and on the following factors:

(i) that shareholders are not compelled to tender;

(ii) that shareholders are provided with full disclosure of the terms and conditions of the offer; and

(iii) that shareholders are afforded sufficient time to consider the offer.

If the tender offer results in the number of shareholders of record falling below 300, DiCon will deregister its common stock under the Exchange Act. If deregistration occurs, DiCon will no longer file reports and proxy statements with the SEC, which means that publicly available information about DiCon will be substantially reduced. Notwithstanding these consequences of deregistration, the board believes the tender offer is fair to all shareholders who choose not to participate in the tender offer.

The board of directors of DiCon is not aware of any firm offers made by any unaffiliated party during the past two years for (1) the merger or consolidation of DiCon with or into another company, (2) the sale or transfer of all or a substantial part of DiCon’s assets or (3) a purchase of DiCon’s securities that would enable the holder to exercise control of DiCon.

Fairness Opinion Of Financial Advisor

The special committee of the board of directors of DiCon retained Howard Frazier Barker Elliott, Inc. to act as its financial advisor in connection with the proposed tender offer to purchase shares of common stock from the shareholders of the Company.

HFBE has advised DiCon’s special committee of the board of directors that, in its opinion, the consideration to be received by the common shareholders of DiCon is fair, from a financial point of view, to such shareholders. The full text of HFBE’s opinion, dated April 19, 2006, which describes the procedures followed, assumptions made, and other matters considered in the opinion, is included in the Schedule TO as Exhibit C. We urge you to read the full opinion.

HFBE’S OPINION IS DIRECTED TO DICON’S SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS AND ADDRESSES ONLY THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE CONSIDERATION TO BE RECEIVED BY THE COMMON SHAREHOLDERS OF DICON. IT DOES NOT ADDRESS THE UNDERLYING BUSINESS DECISION TO PROCEED WITH THE PROPOSED TRANSACTION AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER SUCH SHAREHOLDER SHOULD TENDER THEIR SHARES. HFBE’S OPINION IS BASED ON ANALYSES WHICH CONTAIN ESTIMATES AND VALUATION RANGES WHICH ARE NOT NECESSARILY INDICATIVE OF ACTUAL VALUES OR PREDICTIVE OF FUTURE RESULTS OR VALUES.

In arriving at its written opinion, HFBE, among other things:

•
reviewed certain publicly available information for DiCon, including but not limited to SEC filings for DiCon including 10-K and 10-KSB filings for the fiscal years ended March 31, 2003 through March 31, 2005, 10-QSB filings for the nine months ended December 31, 2005 and 8-K filings filed December 6, 2005, December 20, 2005, December 21, 2005, January 9, 2006 and April 12, 2006;

•	reviewed DiCon’s financial statements and related financial information for the fiscal years ended March 31, 1999 through 2002;

•	reviewed certain information relating to the business, earnings, cash flow, assets and prospects of DiCon furnished to HFBE by DiCon;

•	conducted discussions with members of senior management of DiCon concerning the business and prospects;

•	reviewed certain publicly available information for DiCon, including various research analyst reports;

•	analyzed certain financial data for publicly-traded companies deemed comparable to DiCon;

•	analyzed the nature and financial terms of certain business combinations involving companies in lines of business HFBE believes to be generally comparable to those of DiCon;

•	reviewed DiCon’s valuation reports dated November 2003 and November 2005;

•	reviewed the summary appraisal report for DiCon’s facility and land dated March 2006; and

•	reviewed such other matters as HFBE deemed necessary, including an assessment of general economic, market and monetary conditions.

In preparing its opinion, HFBE relied on the accuracy and completeness of all information supplied or otherwise made available to it by DiCon. HFBE did not independently verify the furnished information, or undertake an independent appraisal of the assets of DiCon. HFBE’s opinion is based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of the opinion. HFBE was not requested to and did not solicit third party indications of interest in acquiring all or part of DiCon. HFBE assumed that there had been no material change in DiCon’s financial condition, results of operations, business or prospects since the date of the last financial statements made available to HFBE. HFBE relied on advice of special counsel to DiCon as to all legal matters with respect to DiCon and the proposed transaction.

The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to particular circumstances. Therefore, the HFBE opinion is not readily susceptible to partial analysis or summary description. Furthermore, in arriving at its opinion, HFBE did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis or factor. Accordingly, HFBE believes that its analysis must be considered as a whole and that considering any portion of its analysis and the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its opinion. In its analyses, HFBE made assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of DiCon. Estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values. In addition, analyses relating to the value of the business do not purport to be appraisals or to reflect the prices at which businesses may actually be sold.

The purchase price in the tender offer and the decision to enter into the proposed transaction was solely determined by the special committee of the board of directors of DiCon. HFBE’s opinion and financial analyses were only one of many factors considered by the special committee of the board of directors of DiCon in its evaluation of the proposed transaction and should not be viewed as determinative of the views of the DiCon special committee or management with respect to the proposed transaction.

HFBE is a recognized business valuation and investment banking firm with expertise in, among other things, valuing businesses and securities and rendering fairness opinions. HFBE is continually engaged in the valuation of businesses and securities in connection with mergers and acquisitions, private placements of equity and debt, employee stock ownership plans and other general corporate purposes. DiCon selected HFBE because of its experience and expertise in performing valuation and fairness opinion analyses. HFBE does not beneficially own nor has it ever beneficially owned any interest in DiCon. Furthermore, HFBE has no agreement or understanding to provide additional services to DiCon beyond the scope of this fairness opinion.

Valuation Analysis

Industry Overview

The fiberoptic communications has a three-layer networking hierarchy: service providers or carriers, Network Equipment Manufacturers (“NEMs”) and optical component manufacturers (“OCMs”). Carriers are communication companies that own optical networks and provide communication services to their customers.

The OCM Industry is divided into three segments, Wide Area Networks (“WAN”), Local Area Networks (“LAN”), and Storage Area Networks (“SAN”), with LAN and SAN providing the most opportunities over the past few years. With a projected annual growth rate between 5 to 15%, the optical components industry is approximately a $2.5 billion industry, but has declined nearly 80% from its peak in the fourth quarter of 2000 of $3.8 billion, according to research firm OVUM-RHK. In addition, there is a lack of visibility in the industry due to pricing pressure and uncertainty of future capital spending.

Optical components are broadly divided into two categories: active and passive.

•	Active components are used in optical networks to generate, amplify and convert an optical signal. Transmitters, amplifiers and receivers are active components.

•	Passive components are used to guide, mix, filter, route, adjust and stabilize optical signals transmitted through an optical network without the need for power generation.

According to a 2005 report published by the Telecommunications Industry Association, overall telecom spending in the United States expected to reach $1.1 trillion in 2008, a compound average growth rate (“CAGR”) of 9.5 percent from 2004 levels. Standard & Poor’s believes that network equipment upgrades, which help transport data more efficiently, are the key to creating new applications that will sustain and boost growth in telecom services.

After making drastic changes to business models following the broad decline in technology sectors from 2001 to 2003, the optical component industry is finally showing promise as those engaged in optical components sales have consolidated and reduced overhead by outsourcing costly functions such as manufacturing and research and development. While the outsourcing of R&D reduces expenses for many companies, it also leaves companies vulnerable in terms of product innovation should the industry experience a resurgence.

The demand for optical components lies primarily in broadband upgrades by telecom providers to support consumer demands for faster speeds in the LANs and SANs.

Growth in many of the SAN networks is seen through the addition of optical transceivers connecting these networks. Furthermore, growth can be seen in upgrades of existing components to accommodate the demand for more bandwidth. Currently, the migration for companies involves upgrading existing 1 gigabit network interfaces with 4 gigabit network interfaces with the goal of eventually reaching 10 gigabit interfaces. An alternative opportunity, and perhaps more feasible for companies, exist through the integration of the 8 gigabit interface, rather then the more expensive 10 gigabit interface.

The passive component market has relatively low barriers to entry compared to the active component market. Research analysts have noted the potential for increased competition from China in the passive market; however, this increase has yet to materialize.

Additionally, The Company has also invested significantly in research and development efforts related to non-communications technology which it believes has substantial commercial application potential. Nonetheless, to date, these efforts have yet to result in commercialized products.

Market Approach - Analysis of Comparable Publicly-traded Companies

Using publicly available information, HFBE compared selected financial information for DiCon and the following nine selected publicly traded companies in the optical components industry:

•	Avanex Corp.

•	Bookham Technology

•	Emcore Corp.

•	Finisar Corp.

•	Harmonic, Inc.

•	JDS Uniphase Corp.

•	MRV Communications

•	Oplink Communications

•	Optical Communication Products

HFBE reviewed enterprise values as multiples of latest twelve month and estimated fiscal year 2006 revenues. All multiples were based on the determined share value as of April 11, 2006. Estimated financial data for the selected companies were based on publicly available research analysts’ estimates as of that date. HFBE noted that three of the comparable companies (Oplink, Avanex and JDS Uniphase) were more similar to DiCon compared to the other companies.

HFBE noted that DiCon was smaller than all of the comparable companies, which companies, in general, had higher levels of revenues, greater access to capital and more diverse operations.

For DiCon, HFBE applied a range of selected multiples of 2.5x to 3.75x, derived from the selected companies, of latest twelve month revenues to corresponding financial data of DiCon and calculated an enterprise value range for DiCon of $53.5 million to $80.3 million.

Market Approach - Selected Merger & Acquisition Transactions

HFBE researched various merger and acquisition transactions in the optical component industry within the past three years and reviewed the purchase prices and implied transaction multiples for the following selected transactions:

ACQUIROR	TARGET
• Optelecom	• NKF Electronics
• Verilink Corp.	• Larscon, Inc.
• Bookham Technology PLC	• Cierra Photonics, Inc.
• McData Corp.	• Image Technologies
• Next Level Communications	• Motorola Inc.

HFBE reviewed enterprise values in the selected transactions as a multiple of latest twelve-month revenues. All multiples for the selected transactions were based on publicly available information at the time of announcement of the particular transaction. HFBE noted that most of the target companies were substantially larger than DiCon and were announced when market conditions were significantly different than DiCon’s current conditions. Furthermore several of the target companies were not directly comparable to DiCon. In addition, there were several transactions involving privately held companies where transaction data was not publicly available. Based on the date of the transaction and other factors specific to the transaction, certain of the valuation multiples observed in the transactions were discounted to account for the difference in market conditions in the optical component industry. Given the factors discussed above, among others, HFBE concluded that the multiples in selected merger and acquisition transactions were not reliable indicators to derive implied values for DiCon.

No company or transaction utilized in the comparable public company analysis or the comparable transaction analysis is identical to DiCon and, accordingly, HFBE’s analysis of comparable companies necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors which would necessarily affect the relative value of DiCon versus the companies to which it was compared. In evaluating the comparable public companies and the comparable transactions, HFBE made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other factors, many of which are beyond the control of HFBE or DiCon.

Income Approach - Discounted Cash Flow Analysis

Normally, HFBE would perform a discounted cash flow analysis of DiCon; however, given the lack of visibility in the industry and management’s uncertainty as to the future outlook for the Company, HFBE deemed such projections and analysis as unreliable.

Equity Value of DiCon

The implied enterprise value of DiCon calculated by HFBE ranged from $53.5 million to $80.3 million. DiCon had $12.4 million in debt outstanding and $22.7 million in cash and equivalents at December 31, 2005. The resulting equity value of DiCon ranged from $63.8 million to $90.6 million.

Adjustment to Equity Value for Excess Land, Unused Facility Space, and California Enterprise Zone tax refund

HFBE adjusted the range of equity values to include the value of excess land adjacent to the Company’s facility in Richmond, California. This tract was appraised at $4.6 million by a qualified real estate appraisal firm in March 2006. Next, HFBE calculated the value of the estimated potential rental income stream from the lease of approximately 80,000 square feet of unused space at the Company’s facility. Such value was calculated utilizing the rental rate set forth in the real estate appraisal and capitalization rates ranging from 10 to 12 percent. The capitalization rates used were based on the risk of leasing the entire amount of unused space, timing of such lease(s), commissions and other factors.

Finally, HFBE adjusted the range of equity values to include the anticipated California Enterprise Zone tax refund estimated at $2.8 to $3.2 million.

Adding the land value of $4.6 million, a range of value for the estimated rental income stream of $7.1 to $8.5 million, and a range of value for the estimated tax refund of $2.8 to $3.2 million to the previously calculated values results in an adjusted range of equity values of $78.3 to $106.8 million for DiCon. Based on 111.9 million shares outstanding, the range of implied equity values per share was $0.70 to $0.95 per share.

Therefore, the tender offer price of $1.00 cash per share offered by DiCon compared favorably to the implied equity value of DiCon of $0.70 to $0.95 per share.

Fees. HFBE will receive a fee of $60,000 for its services to DiCon. DiCon has agreed to indemnify HFBE for certain liabilities related to or arising out of the engagement, including liabilities under federal securities laws.

THE BOARD IS NOT MAKING A RECOMMENDATION AS TO WHETHER SHAREHOLDERS SHOULD TENDER THEIR SHARES.

While the board of directors has approved this offer and believes it is substantively fair to the unaffiliated shareholders, neither the board nor any executive officer is making any recommendation to eligible shareholders as to whether a shareholder should participate in this offer.

2. NUMBER OF SHARES; PRORATION

Upon the terms and subject to the conditions described herein and in the Letter of Transmittal, DiCon will purchase up to 154,500 shares that are validly tendered on or prior to the Expiration Date (as defined below) (and not properly withdrawn in accordance with Section 4) at a price of $1.00 per share (the “Purchase Price”). The later of 9:00 p.m., California Time, on May 22, 2006, or the latest time and date to which the Offer to Purchase is extended pursuant to Section 15, is referred to herein as the “Expiration Date.” If the Offer to Purchase is oversubscribed as described below, shares tendered on or prior to the Expiration Date will be eligible for proration. The proration period also expires on the Expiration Date. Subject to Section 15, DiCon reserves the right to purchase more than 154,500 shares pursuant to the Offer to Purchase, but does not currently plan to do so. If DiCon changes the percentage of shares being sought, the offering period will be extended so that at least ten business days will remain in the offering after the increase or decrease in the shares offered. The Offer to Purchase is not conditioned on any minimum number of shares being tendered. The Offer to Purchase is, however, subject to certain other conditions. See Section 8.

All shares purchased pursuant to the Offer to Purchase will be purchased at the Purchase Price. All shares not purchased pursuant to the Offer to Purchase, including shares not purchased because of proration, will be returned to the tendering shareholders at DiCon’s expense promptly following the Expiration Date.

Upon the terms and subject to the conditions of the Offer to Purchase, if 154,500 or fewer shares have been validly tendered and not withdrawn on or prior to the Expiration Date, DiCon will purchase all shares tendered. Upon the terms and subject to the conditions of the Offer to Purchase, if more than 154,500 shares have been validly tendered and not withdrawn on or prior to the Expiration Date, DiCon will purchase shares in the following order of priority:

(a) first, all shares validly tendered and not withdrawn on or prior to the Expiration Date by or on behalf of any shareholder who owned beneficially, as of the close of business on March 31, 2006 and continues to own beneficially as of the Expiration Date, an aggregate of less than 100 shares and completes the box captioned “Odd Lots” on the Letter of Transmittal; and

(b) then, after purchase of all of the foregoing shares, all other shares validly tendered and not withdrawn on or prior to the Expiration Date on a pro rata basis, if necessary (with appropriate adjustments to avoid purchases of fractional shares).

If proration of tendered shares is required, (i) because of the difficulty in determining the number of shares validly tendered, and (ii) as a result of the “odd lot” procedure described in Section 3, DiCon does not expect that it will be able to complete payment for any shares purchased pursuant to the Offer to Purchase until approximately ten business days after the Expiration Date. Preliminary results of proration will be announced by press release promptly after the Expiration Date.

DiCon expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer to Purchase is open by giving oral or written notice of the extension to the Company’s Transfer Agent and making a public announcement of the extension. See Section 15. There can be no assurance, however, that DiCon will exercise its right to extend the Offer to Purchase.

For purposes of the Offer to Purchase, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, California Time.

Copies of this Offer to Purchase and the related Letter of Transmittal are being mailed to record holders of shares.

3. TENDERS BY HOLDERS OF LESS THAN 100 SHARES

All shares validly tendered and not withdrawn on or prior to the Expiration Date by or on behalf of any shareholder who owned beneficially, as of the close of business on March 31, 2006, and continues to own beneficially as of the Expiration Date, an aggregate of less than 100 shares, will be accepted for purchase before proration, if any, of other tendered shares. Partial tenders will not qualify for this preference, and it is not available to beneficial holders of 100 or more shares, even if these holders have separate stock certificates for fewer than 100 shares.

Immediately prior to the commencement of the offer to purchase, there were approximately 309 holders of record of DiCon’s common stock. Approximately 6 of these holders of record held individually less than 100 shares and held in the aggregate approximately 371 shares. Any shareholder wishing to tender all of his or her shares pursuant to this Section should complete the box captioned “Odd Lots” on the Letter of Transmittal.

4. PROCEDURE FOR TENDERING SHARES

To tender shares validly pursuant to the Offer to Purchase, a properly completed and duly executed Letter of Transmittal or facsimile thereof, together with any other documents required by the Letter of Transmittal, must be received by the Company’s Transfer Agent and certificates for the shares to be tendered must be in the Transfer Agent’s possession on or prior to the Expiration Date.

A properly completed and duly executed Letter of Transmittal or a manually signed copy thereof, together with any other required documents, must, in any case, be transmitted to and received by Jean Lin, the Company’s Stock Administrator, at 1689 Regatta Blvd., Richmond, California 94804 on or prior to the Expiration Date.

Each tendering United States shareholder (as defined in Section 14) must provide the Company’s Transfer Agent with the shareholder’s correct taxpayer identification number and certain other information by properly completing the Form W-9 included in the Letter of Transmittal in order to prevent United States federal income tax backup withholding of 28% of the gross payments made pursuant to the Offer to Purchase.

Foreign shareholders (as defined in Section 14) do not provide the Form W-9. Instead, DiCon will withhold income tax at the rate of 30% from the gross proceeds received for the shares by the Foreign shareholder pursuant to the Offer to Purchase unless (i) the Foreign shareholder is located in a jurisdiction that has a tax treaty with the United States that provides a reduced withholding rate for dividends AND the Foreign shareholder provides DiCon with the appropriate Form W-8 (generally Form W-8BEN), in which case the lower withholding rate will be used, or (ii) the gross proceeds are effectively connected with the conduct of a trade or business by the Foreign shareholder within the United States AND the Foreign shareholder provides DiCon with the appropriate Form W-8 (generally Form W-8ECI), in which case no income tax withholding will be made. Such forms may be obtained by accessing the IRS website at www.irs.gov. Foreign shareholders are encouraged to contact their tax advisors regarding the appropriateness of submitting the applicable Form W-8 to us.

 For a discussion of material federal income tax consequences to tendering shareholders, see Section 14. United States shareholders are urged to consult with their own tax advisors regarding their qualification for exemption from income tax withholding and the procedure for obtaining any applicable exemption.

  It is a violation of Rule 14e-4 promulgated under the Exchange Act, for a person to tender shares for his or her own account unless the person so tendering (i) has a net long position equal to or greater than the amount of (x) shares tendered or (y) other securities immediately convertible into, exercisable or exchangeable for the amount of shares tendered and will acquire the shares for tender by conversion, exercise or exchange of the other securities and (ii) will cause the shares to be delivered in accordance with the terms of the Offer to Purchase. Rule 14e-4 provides a similar restriction applicable to the tender on behalf of another person. The tender of shares pursuant to any one of the procedures described above will constitute the tendering shareholder’s representation and warranty that (i) the shareholder has a net long position in the shares being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act, and (ii) the tender of the shares complies with Rule 14e-4. DiCon’s acceptance for payment of shares tendered pursuant to the Offer to Purchase will constitute a binding agreement between the tendering shareholder and DiCon upon the terms and subject to the conditions of the Offer to Purchase.

All questions as to the Purchase Price, the form of documents, the number of shares to be accepted and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by DiCon, in its sole discretion, which determination shall be final and binding on all parties. DiCon reserves the absolute right to reject any or all tenders of shares that it determines are not in proper form or the acceptance for payment of or payment for shares that may, in the opinion of DiCon’s special counsel, be unlawful. DiCon also reserves the absolute right to waive any defect or irregularity in any tender of any particular shares. None of DiCon, Jean Lin, serving as the Company’s Transfer Agent, or any other person is or will be under any duty to give notice of any defect or irregularity in tenders, nor shall any of them incur any liability for failure to give any notice.

A properly completed Letter of Transmittal and any other documents required by the Letter of Transmittal, must be delivered to the Company’s Transfer Agent.

5. WITHDRAWAL RIGHTS

Tenders of shares made pursuant to the Offer to Purchase may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders are irrevocable, except that they may be withdrawn after 12:00 midnight, California Time, June 20, 2006 unless previously accepted for payment by DiCon as provided in this Offer to Purchase. If DiCon extends the period of time during which the Offer to Purchase is open, is delayed in purchasing shares or is unable to purchase shares pursuant to the Offer to Purchase for any reason, then, without prejudice to DiCon’s rights under the Offer to Purchase, the Company’s Transfer Agent may, on behalf of DiCon, retain all shares tendered, and shares may not be withdrawn except as otherwise provided in this Section 5, subject to Rule 13e-4(f)(5) under the Exchange Act, which provides that the issuer making the tender offer shall either pay the consideration offered, or return the tendered securities promptly after the termination or withdrawal of the tender offer.

Tenders of shares made pursuant to the Offer to Purchase may not be withdrawn after the Expiration Date, except that they may be withdrawn after 12:00 midnight, California Time, June 20, 2006 unless accepted for payment by DiCon as provided in this Offer to Purchase. For a withdrawal to be effective prior to the Effective Time, a shareholder of shares held in physical form must provide a written, telegraphic or facsimile transmission notice of withdrawal to Jean Lin, the Company’s Stock Administrator, at 1689 Regatta Blvd., Richmond, California 94804 before the Expiration Date, which notice must contain: (A) the name of the person who tendered the shares; (B) a description of the shares to be withdrawn; (C) the certificate numbers shown on the particular certificates evidencing the shares; (D) the signature of the shareholder executed in the same manner as the original signature on the Letter of Transmittal; and (E) if the shares are held by a new beneficial owner, evidence satisfactory to DiCon that the person withdrawing the tender has succeeded to the beneficial ownership of the shares. A purported notice of withdrawal which lacks any of the required information will not be an effective withdrawal of a tender previously made.

Any permitted withdrawals of tenders of shares may not be rescinded, and any shares so withdrawn will thereafter be deemed not validly tendered for purposes of the Offer to Purchase; provided, however, that withdrawn shares may be re-tendered by following the procedures for tendering prior to the Expiration Date.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by DiCon, in its sole discretion, which determination shall be final and binding on all parties. None of DiCon, the Company’s Transfer Agent or any other person is or will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give the notification.

6. ACCEPTANCE FOR PAYMENT OF SHARES AND PAYMENT OF PURCHASE PRICE

Upon the terms and subject to the conditions of the Offer to Purchase and after the Expiration Date, DiCon will (subject to the proration and conditional tender provisions of the Offer to Purchase) promptly pay the Purchase Price for shares validly tendered and not withdrawn. Thereafter, payment for all shares validly tendered on or prior to the Expiration Date and accepted for payment pursuant to the Offer to Purchase will be made by the Company’s Transfer Agent by check promptly. In all cases, payment for shares accepted for payment pursuant to the Offer to Purchase will be made only after timely receipt by the Company’s Transfer Agent of a properly completed and duly executed Letter of Transmittal or a manually signed copy thereof, with any other required documents.

For purposes of the Offer to Purchase, DiCon shall be deemed to have accepted for payment (and thereby purchased), subject to proration and conditional tenders, shares that are validly tendered and not withdrawn as, if and when it gives oral or written notice to the Company’s Transfer Agent of DiCon’s acceptance for payment of the shares. In the event of proration, DiCon will determine the proration factor and pay for those tendered shares accepted for payment promptly after the Expiration Date. However, DiCon does not expect to be able to announce the final results of the proration until approximately five business days after the Expiration Date. The Company’s Transfer Agent will act as agent for tendering shareholders for the purpose of receiving payment from DiCon and transmitting payment to tendering shareholders. Under no circumstances will interest be paid on amounts to be paid to tendering shareholders, regardless of any delay in making the payment.

Payment for shares may be delayed in the event of difficulty in determining the number of shares properly tendered or if proration is required. See Section 2. In addition, if certain events occur, DiCon may not be obligated to purchase shares pursuant to the Offer to Purchase. See Section 8.

DiCon will pay or cause to be paid any stock transfer taxes with respect to the sale and transfer of any shares to it or its order pursuant to the Offer to Purchase. If, however, payment of the Purchase Price is to be made to, or a portion of the shares delivered but not tendered or not purchased are to be registered in the name of, any person other than the registered holder, or if tendered shares are registered in the name of any person other than the person signing the Letter of Transmittal (unless the person is signing in a representative or fiduciary capacity), the amount of any stock transfer taxes (whether imposed on the registered holder, the other person or otherwise) payable on account of the transfer to the person will be deducted from the Purchase Price unless satisfactory evidence of the payment of the taxes, or exemption therefrom, is submitted. See Instruction 7 to the Letter of Transmittal.

7. CONDITIONAL TENDER OF SHARES

Under certain circumstances and subject to the exceptions set forth in Section 2, DiCon may prorate the number of shares purchased pursuant to the Offer to Purchase. As discussed in Section 14, the number of shares to be purchased from a particular shareholder might affect the tax treatment of the purchase for the shareholder and the shareholder’s decision whether to tender. Each shareholder is urged to consult with his or her own tax advisor. Accordingly, a shareholder may tender shares subject to the condition that a specified minimum number of the shareholder’s shares tendered pursuant to a Letter of Transmittal must be purchased if any shares so tendered are purchased. Any shareholder desiring to make a conditional tender must so indicate in the box captioned “Conditional Tender” in the Letter of Transmittal.

Any tendering shareholders wishing to make a conditional tender must calculate and appropriately indicate the minimum number of shares to be tendered. If the effect of accepting tenders on a pro rata basis would be to reduce the number of shares to be purchased from any shareholder (tendered pursuant to a Letter of Transmittal) below the minimum number so specified, the tender will automatically be regarded as withdrawn (except as provided in the next paragraph) and all shares tendered by the shareholder pursuant to the applicable Letter of Transmittal will be returned promptly.

If conditional tenders, that would otherwise be so regarded as withdrawn, would cause the total number of shares to be purchased to fall below 154,500, then, to the extent feasible, DiCon will select enough of these conditional tenders that would otherwise have been so withdrawn to permit DiCon to purchase 154,500 shares. In selecting among these conditional tenders, DiCon will select by lot and will limit its purchase in each case to the minimum number of shares designated by the shareholder in the applicable Letter of Transmittal as a condition to his or her tender.

8. CONDITIONS OF THE OFFER TO PURCHASE

Notwithstanding any other provision of the Offer to Purchase, DiCon will not be required to accept for payment or pay for any shares tendered, and may terminate or amend and may postpone (subject to the requirements of the Exchange Act for prompt payment for or return of shares tendered) the acceptance for payment of shares tendered, if at any time after April 25, 2006 and at or before the expiration date of the offer any of the following shall have occurred:

(a) there shall have been instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, or before any court, authority, agency or tribunal that (i) challenges the acquisition of shares pursuant to the Offer to Purchase or otherwise in any manner relates to or affects the Offer to Purchase or (ii) in the reasonable judgment of DiCon, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of DiCon and its subsidiaries, taken as a whole;

(b) there shall have been any action pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer to Purchase or DiCon or any of its subsidiaries, by any legislative body, court, authority, agency or tribunal which, in DiCon’s reasonable judgment, would or “could result in” or “had the ability to” (i) make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit consummation of the Offer to Purchase, (ii) delay or restrict the ability of DiCon, or render DiCon unable, to accept for payment or pay for some or all of the shares, or (iii) materially and adversely affect the business, condition (financial or other), income, operations or prospects of DiCon and its subsidiaries, taken as a whole;

(c) it shall have been publicly disclosed or DiCon shall have learned that (i) any person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of the outstanding shares whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as disclosed in a Schedule 13D or 13G on file with the SEC on May 22, 2006) or (ii) any such person or group that on or prior to May 22, 2006 had filed such a Schedule with the SEC thereafter shall have acquired or shall propose to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise, beneficial ownership of additional shares representing 2% or more of the outstanding shares;

(d) there shall have occurred (i) any material decline in the value of the shares or in the general level of market prices of equity securities in the United States or abroad, (ii) any change in the general political, market, economic or financial condition in the United States or abroad that could have a material adverse effect on DiCon’s business, condition (financial or otherwise), income, operations, prospects or ability to obtain financing generally or the trading in the shares, (iii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or (iv) in the case of any of the foregoing existing at the time of the commencement of the Offer to Purchase, in DiCon’s reasonable judgment, a material acceleration or worsening thereof;

(e) a tender or exchange offer with respect to some or all of the shares (other than the Offer to Purchase), or a merger, acquisition or other business combination proposal for DiCon, shall have been proposed, announced or made by another person or group (within the meaning of Section 13(d)(3) of the Exchange Act); or

(f ) there shall have occurred any event or events that has resulted, or may in the reasonable judgment of DiCon result in an actual material and adverse change in the business, condition (financial or other), income, operations, stock ownership or prospects of DiCon and its subsidiaries;

and, in the reasonable judgment of DiCon, such event or events make it undesirable or inadvisable to proceed with the Offer to Purchase or with such acceptance for payment.

The foregoing conditions are for the reasonable benefit of DiCon and may be asserted by DiCon regardless of the circumstances (other than as a result of any action or inaction by DiCon) giving rise to any of these conditions, and any such condition may be waived by DiCon, in whole or in part, at any time and from time to time in its reasonable discretion. The failure by DiCon at any time to exercise any of the foregoing rights shall not be deemed a waiver of the right and each of these rights shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by DiCon concerning the events described above will be final and binding on all parties.

The Exchange Act requires that all conditions to the Offer to Purchase must be satisfied or waived before the Expiration Date.

9. PRICE RANGE OF SHARES; DIVIDENDS

There is no established public trading market for the Company’s common stock. In the absence of a public market, the fair value of the Company’s common stock is determined by the Company’s Board of Directors.

On January 6, 2006, the Board declared a special cash dividend of $0.02 per share of common stock in the aggregate amount of $2.2 million to shareholders of record as of January 6, 2006. The dividend was paid on January 24, 2006. The Company did not declare a dividend on its common stock during the fiscal years ended March 31, 2005, or 2004, or in any subsequent period for which financial information is required.

10. INFORMATION CONCERNING THE COMPANY

DiCon, a California corporation, designs and manufactures passive components, modules, Micro Electro-Mechanical Systems (“MEMS”) products, and test instruments for the fiberoptic communications industry. The main office of DiCon and the Bank is located at 1689 Regatta Blvd., Richmond, California 94804.

Recent Stock Repurchases

In connection with their purchase of the Company’s common stock, all shareholders entered into Buy-Sell Agreements with the Company, consequently, all issued and outstanding shares of the Company’s common stock are subject to substantial transfer restrictions imposed by the Buy-Sell Agreements. Employee shareholders and investors entered into different forms of Buy-Sell Agreement. In general, the Buy-Sell Agreements give DiCon the right to purchase, or offer to others for purchase, all or a portion of the shares held by a shareholder in the event of a proposed transfer of the shares or the occurrence of other events specified in the agreements, such as the termination of an employee shareholder’s employment with DiCon. The purchase price paid in such event is solely as determined by the valuation method set forth in the Buy-Sell Agreement.

During the past two years, DiCon exercised the option to repurchase 77,715 shares upon employment termination pursuant to the Company’s form of Buy-Sell Agreement with its employee shareholders.

The following table sets forth for each quarter during the past two years the number of securities purchased and the price paid for each quarter. Pursuant to a valuation study conducted in November 2003, the board determined that the current value of the shares of the Company’s shares then was $0.96 per share. Since the November 2003 valuation, the board, with the assistance of management, has monitored the Company’s share value periodically and each time determined that $0.96 per share was within the range of the per share current value of the Company.

Quarter ended	Number of Shares Repurchased	Share Price Paid
June 30, 2004	14,380	$0.96
September 30, 2004	11,105	$0.96
December 31, 2004	5,441	$0.96
March 31, 2005	11,462	$0.96
June 30, 2005	7,318	$0.96
September 30, 2005	12,307	$0.96
December 31, 2005	6,639	$0.96
March 31, 2006	9,063	$0.96

The average price per share repurchased over the last two years was $0.96.

FINANCIAL INFORMATION

The information set forth in Schedule II to the Offer to Purchase regarding the financial statements for the two fiscal years ended March 31, 2005 and 2004 and financial statements for the quarter ended December 31, 2005 is incorporated herein by reference.

Additionally, the information set forth in (1) the sections entitled “Item 7. Financial Statements” on pages F-1 to F-25 of the Company’s annual report on Form 10-KSB/A-1 for the year ended March 31, 2005 and 2004 and (2) the section entitled “Item 1. Financial Statements” on pages 3 to 14 of DiCon’s quarterly report on Form 10-QSB for the quarter ended December 31, 2005 is incorporated by reference into this Item 10. Copies of this report may be obtained as described in Section 17 of this Offer to Purchase. Please see the section below entitled “Incorporation of Certain Documents by Reference.”

 Book Value Per Share. The book value per share of our common stock at the end of the three months period ended December 31, 2005 (the date of our most recent balance sheet presented) is $0.448.

Computation of Ratio of Earnings to Fixed Charges. The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings. Earnings is the sum of pre-tax income or loss from continuing operations and fixed charges, and fixed charges is the sum of (a) all interest, whether expensed or capitalized, (b) amortization of debt issuance costs, (c) discounts or premiums related to indebtedness and (d) the estimated interest component of rental expense.

Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Nine Months Ended	Year Ended March 31,
	December 31, 2005	2005	2004	2003

Earnings:

Income (loss) before Income Taxes	$ 5,912	$ (8,988)	$ (14,009)	$ (29,365)

Fixed Charges	875	1,229	1,366	3,445

Income (loss) before Income Taxes and Fixed Charges	$ 6,787	$ (7,759)	$ (12,643)	$ (25,920)

Fixed Charges:

Interest Expense	$ 875	$ 1,229	$ 1,366	$ 3,445

Ratio of Earnings (Loss) to Fixed Charges	7.76x	(6.31)x	(9.26)x	(7.52)x

PRO FORMA FINANCIAL INFORMATION

We do not expect our use of approximately $300,000 to complete the tender offer to have any material adverse effect on our capitalization, liquidity, results of operations or cash flow. Please see the section entitled “Fees and Expenses.” We expect to finance the Tender Offer with cash and cash equivalents on hand.

11. SOURCE AND AMOUNT OF FUNDS

Assuming that DiCon purchases the maximum of 154,500 shares pursuant to the Offer to Purchase at the price of $1.00 per share, the total amount required by DiCon to purchase the shares will be $154,500, exclusive of fees and other expenses. DiCon will fund this purchase through cash on hand, and the sale of marketable securities held in DiCon’s portfolio.

12. INTEREST OF DIRECTORS AND OFFICERS; TRANSACTIONS

AND ARRANGEMENTS CONCERNING SHARES

As of March 31, 2006, DiCon had 111,914,410 shares issued and outstanding (including shares allocated pursuant to DiCon’s Employee Stock Purchase Plan), and had reserved 7,281,162 shares for issuance upon exercise of outstanding stock options. The 154,500 shares that DiCon is offering to purchase represent approximately 0.14% of the total outstanding shares. As of March 31, 2006, DiCon’s directors and executive officers as a group (7 persons) beneficially owned an aggregate of 54,575,841 shares (including 952,154 shares covered by currently exercisable options granted under DiCon’s Employee Stock Option Plan) representing approximately 47.2% of the outstanding shares, assuming the exercise by such persons of their currently exercisable options. Directors, officers and employees of DiCon who own shares may participate in the Offer to Purchase on the same basis as DiCon’s other shareholders.

Assuming DiCon purchases 154,500 shares pursuant to the Offer to Purchase, and none of the directors or executive officers of DiCon tender any shares pursuant to the Offer to Purchase, then after the purchase of shares pursuant to the Offer to Purchase, DiCon’s executive officers and directors as a group would own beneficially approximately 47.2% of the outstanding shares, assuming the exercise by these persons of their currently exercisable options.

Except as set forth below, none of DiCon, any subsidiary of DiCon, and to the best of DiCon’s knowledge, any of DiCon’s directors and executive officers, or any affiliate of any of the foregoing, had any transactions involving the shares during the 60 days prior to the date hereof:

Date of Transaction	Number of Shares Repurchased	Share Price Paid
3/23/06	90	$0.96
3/28/06	840	$0.96
4/20/06	2,383	$0.96

In 2006, DiCon also issued stock options to purchase up to 82,400 shares of common stock to employees; however, no shares were issued pursuant to outstanding stock options.

Except for outstanding options to purchase shares granted from time to time over recent years to certain directors and employees (including executive officers) of DiCon pursuant to DiCon’s Employee Stock Option Plan, and except as otherwise described in this Offer to Purchase, neither DiCon nor, to the best of DiCon’s knowledge, any of its affiliates, directors or executive officers, or any of the directors or executive officers of any of its affiliates, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer to Purchase with respect to any securities of DiCon including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

Except as disclosed in this Offer to Purchase, DiCon, its directors and executive officers have no current plans or proposals which relate to or would result in:

•
the acquisition by any person of additional securities of DiCon or the disposition of securities of DiCon, except with limited issuance of employee stock options and repurchases from terminated employees under the Buy-Sell Agreements;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving DiCon or any of its subsidiaries;

•	a purchase, sale or transfer of a material amount of assets of DiCon or any of its subsidiaries;

•	any material change in the present board of directors or management of DiCon;

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of DiCon;

•	any other material change in DiCon’s corporate structure or business; or

•	any change in DiCon’s Certificate of Incorporation or Bylaws or any actions which may impede the acquisition of control of DiCon by any person.

13. LEGAL MATTERS; REGULATORY APPROVALS

DiCon is not aware of any license or regulatory permit that appears to be material to DiCon’s business that might be adversely affected by DiCon’s acquisition of shares as contemplated in this Offer to Purchase or of any approval or other action by, or any filing with, any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of shares by DiCon as contemplated in this Offer to Purchase. Should the approval or other action be required, DiCon presently contemplates that the approval or other action will be sought. DiCon is unable to predict whether it may determine that it is required to delay the acceptance for payment of or payment for shares tendered pursuant to the Offer to Purchase pending the outcome of any matter. There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any approval or other action might not result in adverse consequences to DiCon’s business. DiCon’s obligations under the Offer to Purchase to accept for payment and pay for shares is subject to certain conditions. See Section 8.

Separately, under the Company’s Buy-Sell Agreements which generally give DiCon the right to purchase, or offer to others for purchase, all or a portion of the shares held by a shareholder in the event of a proposed transfer of the shares or the occurrence of other events specified in the agreements, shares subject to the Buy-Sell Agreements shall be transferred only in accordance with the terms of the Buy-Sell Agreement. By approving the Offer, in accordance with the Buy-Sell Agreements, the Board of Directors consented, on behalf of the Company, to the transfer of the shares and approved the Company’s purchase of the shares in the Offer. Additionally, tendering shareholders, in executing the Letter of Transmittal, consents and waivers any rights they may have under the Buy-Sell Agreement with regards to any transfer of the Company’s shares pursuant to the Offer.

14. FEDERAL INCOME TAX CONSEQUENCES

General. The following is a discussion of the material United States federal income tax consequences to shareholders with respect to a sale of shares pursuant to the Offer to Purchase. The discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, Internal Revenue Service (“IRS”) rulings and judicial decisions, all in effect as of the date hereof and all of which are subject to change (possibly with retroactive effect) by subsequent legislative, judicial or administrative action. The discussion does not address all aspects of United States federal income taxation that may be relevant to a particular shareholder in light of the shareholder’s particular circumstances or to certain types of holders subject to special treatment under the United States federal income tax laws (such as certain financial institutions, tax-exempt organizations, life insurance companies, dealers in securities or currencies, employee benefit plans or shareholders holding the shares as part of a conversion transaction, as part of a hedge or hedging transaction, or as a position in a straddle for tax purposes, or persons that have a functional currency other than the United States dollar). This summary may not be applicable with respect to shares acquired as compensation (including shares acquired upon the exercise of stock options or which were or are subject to forfeiture restrictions) or shares acquired under a tax-qualified retirement plan.. In addition, the discussion below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to particular shareholders. The discussion assumes that the shares are held as “capital assets” within the meaning of Section 1221 of the Code. DiCon has neither requested nor obtained a written opinion of counsel or a ruling from the IRS with respect to the tax matters discussed below.

Each shareholder should consult his or her own tax advisor as to the particular United States federal income tax consequences to that shareholder tendering shares pursuant to the Offer to Purchase and the applicability and effect of any state, local or foreign tax laws and recent changes in applicable tax laws.

For purposes of this summary, a “United States shareholder” is a beneficial owner of shares that for United States federal income tax purposes is (i) a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation) or partnership (or other entity taxable as a partnership) created or organized in or under the laws of the United States or any State or the District of Columbia; or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source. A “Foreign shareholder” is a beneficial owner of shares that is not a United States shareholder. Without appropriate documentation to the contrary, DiCon will treat a shareholder as a Foreign Shareholder based upon the application of certain presumptions which could result in a shareholder being treated as a Foreign shareholder and the payment being subject to income tax withholding at a higher rate than would be applicable to a United States shareholder.

United States Shareholders. The following discussion applies to United States shareholders. If you are a Foreign shareholder see the discussion below applicable to Foreign shareholders.

Characterization of the Surrender of Shares Pursuant to the Offer to Purchase. The surrender of shares by a shareholder to DiCon pursuant to the Offer to Purchase will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local and foreign tax laws. The United States federal income tax consequences to a shareholder may vary depending upon the shareholder’s particular facts and circumstances. Under Section 302 of the Code, the surrender of shares by a shareholder to DiCon pursuant to the Offer to Purchase will be treated as a “sale or exchange” of such shares for United States federal income tax purposes (rather than as a distribution by DiCon with respect to the shares held by the tendering shareholder) if the receipt of cash upon surrender (i) is “substantially disproportionate” with respect to the shareholder, (ii) results in a “complete redemption” of the shareholder’s interest in DiCon, or (iii) is “not essentially equivalent to a dividend” with respect to the shareholder (each as described below).

If any of the above three tests is satisfied, and the surrender of the shares is therefore treated as a “sale or exchange” of such shares for United States federal income tax purposes, the tendering shareholder will recognize gain or loss equal to the difference between the amount of cash received by the shareholder and the shareholder’s tax basis in the shares surrendered pursuant to the Offer to Purchase. Any such gain or loss will be capital gain or loss, and will be long term capital gain or loss if the shares have been held for more than one year.

If none of the above three tests is satisfied, the tendering shareholder will be treated as having received a distribution by DiCon with respect to the shareholder’s shares in an amount equal to the cash received by the shareholder pursuant to the Offer to Purchase. The distribution will be treated as a dividend taxable as ordinary income to the extent of DiCon’s current or accumulated earnings and profits for tax purposes. The amount of the distribution in excess of DiCon’s current or accumulated earnings and profits will be treated as a return of the shareholder’s tax basis in the shares, and then as gain from the sale or exchange of the shares. If a shareholder is treated as having received a distribution by DiCon with respect to his or her shares, the shareholder’s tax basis in his or her remaining shares will generally be adjusted to take into account the shareholders return of basis in the shares tendered. If the shareholder does not retain any actual stock ownership in DiCon (having a stock interest only constructively), the shareholder may lose the benefit of the shareholder’s remaining adjusted tax basis in its shares.

Constructive Ownership. In determining whether any of the three tests under Section 302 of the Code is satisfied, shareholders must take into account not only the shares that are actually owned by the shareholder, but also shares that are constructively owned by the shareholder within the meaning of Section 318 of the Code. Under Section 318 of the Code, a shareholder may constructively own shares actually owned, and in some cases constructively owned, by certain related individuals or entities and shares that the shareholder has the right to acquire by exercise of an option or by conversion.

Proration. Contemporaneous dispositions or acquisitions of shares by a shareholder or related individuals or entities may be deemed to be part of a single integrated transaction and may be taken into account in determining whether any of the three tests under Section 302 of the Code has been satisfied. Each shareholder should be aware that because proration may occur in the Offer to Purchase, even if all the shares actually and constructively owned by a shareholder are tendered pursuant to the Offer to Purchase, fewer than all of these shares may be purchased by DiCon. Thus, proration may affect whether the surrender by a shareholder pursuant to the Offer to Purchase will meet any of the three tests under Section 302 of the Code. See Section 7 for information regarding each shareholder’s option to make a conditional tender of a minimum number of shares. A shareholder should consult his or her own tax advisor regarding whether to make a conditional tender of a minimum number of shares, and the appropriate calculation thereof.

Section 302 Tests. The receipt of cash by a shareholder will be “substantially disproportionate” if the percentage of the outstanding shares in DiCon actually and constructively owned by the shareholder immediately following the surrender of shares pursuant to the Offer to Purchase is less than 80% of the percentage of the outstanding shares actually and constructively owned by the shareholder immediately before the sale of shares pursuant to the Offer to Purchase. Shareholders should consult their tax advisors with respect to the application of the “substantially disproportionate” test to their particular situation.

The receipt of cash by a shareholder will be a “complete redemption” if either (i) the shareholder owns no shares in DiCon either actually or constructively immediately after the shares are surrendered pursuant to the Offer to Purchase, or (ii) the shareholder actually owns no shares in DiCon immediately after the surrender of shares pursuant to the Offer to Purchase and, with respect to shares constructively owned by the shareholder immediately after the Offer to Purchase, the shareholder is eligible to waive (and effectively waives) constructive ownership of all such shares under procedures described in Section 302(c) of the Code. A director, officer or employee of DiCon is not eligible to waive constructive ownership under the procedures described in Section 302(c) of the Code.

Even if the receipt of cash by a shareholder fails to satisfy the “substantially disproportionate” test or the “complete redemption” test, a shareholder may nevertheless satisfy the “not essentially equivalent to a dividend” test if the shareholder’s surrender of shares pursuant to the Offer to Purchase results in a “meaningful reduction” in the shareholder’s interest in DiCon. Whether the receipt of cash by a shareholder will be “not essentially equivalent to a dividend” will depend upon the individual shareholder’s facts and circumstances. The IRS has indicated in published rulings that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” Shareholders expecting to rely upon the “not essentially equivalent to a dividend” test should consult their own tax advisors as to its application in their particular situation.

Corporate Shareholder Dividend Treatment. If a sale of shares by a corporate shareholder is treated as a dividend, the corporate shareholder may be entitled to claim a deduction with respect to such dividend. The dividends-received deduction is subject to certain limitations. In addition, amounts received by a corporate shareholder pursuant to the Offer to Purchase that are treated as a dividend may constitute an “extraordinary dividend” under Section 1059 of the Code. The “extraordinary dividend” rules of the Code are highly complicated. Accordingly, any corporate shareholder that might have a dividend as a result of the sale of shares pursuant to the Offer to Purchase should review the “extraordinary dividend” rules to determine the applicability and impact of such rules to it.

Additional Tax Considerations. The distinction between long-term capital gains and ordinary income is relevant because, in general, individuals currently are subject to taxation at a reduced rate on their “net capital gain” (i.e., the excess of net long-term capital gains over net short-term capital losses) for the year.

Shareholders are urged to consult their own tax advisors regarding any possible impact on their obligation to make estimated tax payments as a result of the recognition of any capital gain (or the receipt of any ordinary income) caused by the surrender of any shares to DiCon pursuant to the Offer to Purchase.

In order to fulfill United States federal income tax reporting requirements, United States shareholders that participate in the offer may receive a Form 1099 reporting the amount received pursuant to the offer.

Foreign Shareholders. The following discussion applies to Foreign shareholders.

DiCon will withhold United States federal income tax at a rate of 30% from gross proceeds paid pursuant to the Offer to Purchase to a Foreign shareholder or his agent, unless DiCon determines that a reduced rate of withholding is applicable pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business by the Foreign shareholder within the United States. A Foreign shareholder may be eligible to file for a refund of such tax or a portion of such tax if such shareholder (i) meets the “complete redemption,” “substantially disproportionate” or “not essentially equivalent to a dividend” tests described above, (ii) is entitled to a reduced rate of withholding pursuant to a treaty and DiCon withheld at a higher rate, or (iii) is otherwise able to establish that no tax or a reduced amount of tax was due. In order to claim an exemption from withholding on the ground that gross proceeds paid pursuant to the Offer to Purchase are effectively connected with the conduct of a trade or business by a foreign shareholder within the United States or that the Foreign shareholder is entitled to the benefits of a tax treaty, the Foreign shareholder must deliver to DiCon (or other person who is otherwise required to withhold United States tax) a properly executed statement claiming such exemption or benefits. Such statements may be obtained from DiCon. Foreign shareholders are urged to consult their own tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption and the refund procedures.

In order to fulfill United States federal income tax reporting requirements, Foreign shareholders that participate in the offer may receive a Form 1042-S.

Backup Withholding.

See Section 4 with respect to the application of the United States federal income tax backup withholding.

15. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS

DiCon expressly reserves the right, in its sole discretion and at any time or from time to time, to extend the period of time during which the Offer to Purchase is open by giving oral or written notice of the extension to the Company’s Transfer Agent and making a public announcement. There can be no assurance, however, that DiCon will exercise its right to extend the Offer to Purchase. During any extension, all shares previously tendered will remain subject to the Offer to Purchase, except to the extent that the shares may be withdrawn as set forth in Section 4. DiCon also expressly reserves the right, in its sole discretion, (i) to terminate the Offer to Purchase and not accept for payment any shares not previously accepted for payment or, subject to Rule 13e-4(f)(5) under the Exchange Act which requires DiCon either to pay the consideration offered or to return the shares tendered promptly after the termination or withdrawal of the Offer to Purchase, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 8 of this Offer to Purchase, by giving oral or written notice of the termination to the Company’s Transfer Agent and making a public announcement of this Offer to Purchase and (ii) at any time, or from time to time, to amend the Offer to Purchase in any respect. Amendments to the Offer to Purchase may be effected by public announcement. Without limiting the manner in which DiCon may choose to make public announcement of any extension, termination or amendment, DiCon shall have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any public announcement, other than by making a release to the Dow Jones News Service, except in the case of an announcement of an extension of the Offer to Purchase, in which case DiCon shall have no obligation to publish, advertise or otherwise communicate the announcement other than by issuing a notice of the extension by press release or other public announcement, which notice shall be issued no later than 9:00 a.m., California Time, on the next business day after the previously scheduled Expiration Date. Material changes to information previously provided to holders of the shares in this Offer to Purchase or in documents furnished subsequent to this Offer to Purchase will be disseminated to holders of shares in compliance with Rule 13e-4(e)(3) promulgated by the SEC under the Exchange Act.

If DiCon materially changes the terms of the Offer to Purchase or the information concerning the Offer to Purchase, or if it waives a material condition of the Offer to Purchase, DiCon will extend the Offer to Purchase to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. Those rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price, change in dealer’s soliciting fee or change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the terms or information. In a published release, the SEC has stated that in its view, an offer should remain open for a minimum of five business days from the date that notice of a material change is first published, sent or given. The Offer to Purchase will continue or be extended for at least ten business days from the time DiCon publishes, sends or gives to holders of shares a notice that it will (a) increase or decrease the price it will pay for shares or (b) increase (except for an increase not exceeding 2% of the outstanding shares) or decrease the number of shares it seeks.

16. FEES AND EXPENSES

The estimated cost and fees to be paid by DiCon in connection with the offer are as follows:

Legal fees	$90,000.00
Financial Advisory / Valuation Fees	60,000.00
Commission filing fee	16.53
Out-of-pocket and miscellaneous fees	1,000.00
Total	$151,016.53

DiCon will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares pursuant to the Offer to Purchase.

17. WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

DiCon is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Certain information as of particular dates concerning DiCon’s directors and officers, their remuneration, options granted to them, the principal holders of DiCon’s securities and any material interest of these persons in transactions with DiCon is filed with the SEC. DiCon has also filed an Issuer Tender Offer Statement on Schedule TO with the Commission, which includes certain additional information relating to the Offer to Purchase. These reports, as well as other material, may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. The Commission also maintains a website on the internet at http://www.sec.gov that contains reports, proxy and other information statements and other information regarding registrants that file electronically with the SEC.

The Offer to Purchase is being made to all holders of shares. DiCon is not aware of any state where the making of the Offer to Purchase is prohibited by administrative or judicial action pursuant to a valid state statute. If DiCon becomes aware of any valid state statute prohibiting the making of the Offer to Purchase, DiCon will make a good faith effort to comply with the statute. If, after a good faith effort, DiCon cannot comply with the statute, the Offer to Purchase will not be made to, nor will tenders be accepted from or on behalf of, holders of shares in the state. In those jurisdictions whose securities, blue sky or other laws require the Offer to Purchase to be made by a licensed broker or dealer, the Offer to Purchase shall be deemed to be made on behalf of DiCon by one or more registered brokers or dealers licensed under the laws of the jurisdictions.

Any questions concerning tender procedures or requests for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to Jean Lin, Stock Administrator.

The Company’s Transfer Agent for the Offer to Purchase is:

Jean Lin, Stock Administrator, any questions concerning tender procedures may be directed to the Company’s Transfer Agent at (510) 620-5352.

DICON FIBEROPTICS, INC.

April 25, 2006

SCHEDULE I

1. Directors and Executive Officers

Set forth below is a list of DiCon Fiberoptics, Inc.’s directors and executive officers and for each, a description of the following: (i) beneficial securities ownership; (ii) current principal occupation or employment and the name, principal business address of any corporation in which the employment or occupation is conducted; and (iii) material occupations, positions, offices or employment during the past five years. Unless otherwise noted below, the business address of each of the following persons is 1689 Regatta Blvd., Richmond, California 60542 and the telephone number is (510) 620-5000.

Each of the individuals listed below is a United States citizen, except Chung-Lung Lin, who is a citizen of Taiwan. Unless otherwise noted below, none of the following persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), and none of the following persons has during the past five years been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The following table sets forth information regarding DiCon’s common stock beneficially owned by all directors and executive officers as of March 31, 2006.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class

Ho-Shang Lee, Ph.D.	27,832,197	(1)	24.1%
Gilles M. Corcos, Ph.D., as Trustee for The Gilles M. Corcos Trust	14,626,410		12.7%
Chung-Lung Lin	3,723,885	(2)	3.2%
Andrew F. Mathieson, as co-Trustee for the Charlotte Bliss Taylor Trust	7,481,000	(3)	6.5%
Dunson Cheng	-0-	(4)	n/a
Paul Ming-Ching Lo	744,165	(5)	0.6%
Anthony T. Miller	168,184	(6)	0.1%

Total for directors and executive officers	54,575,841		47.2%

(1)
Includes 878,197 shares issued to employees under the Employee Stock Option Plan and the Employee Stock Purchase Plan which are subject to voting right agreements pursuant to which Dr. Lee has sole voting rights.

(2)
Includes 64,000 shares subject to stock options under the Employee Stock Option Plan which are exercisable, 1,180,000 shares held by a company owned by Mr. Lin and 32,101 shares issued under the Employee Stock Purchase Plan which are subject to voting right agreements pursuant to which Dr. Lee has sole voting rights.

(3)
Includes 55,000 shares subject to stock options under the Employee Stock Option Plan which are exercisable, 7,076,000 shares owned by Mr. Mathieson as co-Trustee for the Charlotte Bliss Taylor Trust, and 350,000 shares owned by Darlington Partners, L.P., an investment partnership for which Fairview Capital Investment Management LLC (“Fairview”) is the general partner. Mr. Mathieson is the managing member of Fairview.

(4)	In January 2004, Dunson Cheng voluntarily surrendered past and future stock option awards under the Employee Stock Option Plan.
(5)
Includes 676,354 shares subject to stock options under the Employee Stock Option Plan which are exercisable and 37,811 shares issued under the Employee Stock Purchase Plan which are subject to voting right agreements pursuant to which Dr. Lee has sole voting rights.

(6)
Includes 156,800 shares subject to stock options under the Employee Stock Option Plan which are exercisable and 11,384 shares issued under the Employee Stock Purchase Plan which are subject to voting right agreements pursuant to which Dr. Lee has sole voting rights.

The following table identifies our current executive officers and directors and their ages as of March 31, 2006:

Name	Age	Position

Ho-Shang Lee, Ph.D.	47	President, Chief Executive Officer and Director
Gilles M. Corcos, Ph.D.	79	Chairman of the Board and Director
Chung-Lung Lin	46	President of Global Fiberoptics Inc. and Director
Andrew F. Mathieson	49	Director
Dunson Cheng, Ph.D.	61	Director
Paul Ming-Ching Lo	48	Vice President of Manufacturing and Operations
Anthony T. Miller	64	General Counsel and Secretary

Ho-Shang Lee, Ph.D., President, Chief Executive Officer and Director. Dr. Ho-Shang Lee has served as DiCon’s President, Chief Executive Officer and a member of the Board of Directors since the inception of DiCon in June 1986. Dr. Lee earned his B.S. in Engineering from National Cheng-Kung University, Taiwan, in 1979 and his M.S. and Ph.D. in Mechanical Engineering from the University of California, Berkeley in 1984 and in 1986, respectively.

Gilles M. Corcos, Ph.D., Chairman of the Board and Director. Dr. Gilles M. Corcos has served as Chairman of the Board and Director since 1986. Dr. Corcos has also served as Chief Financial Officer. From 1958 to 1990, Dr. Corcos was a professor in the University of California, Berkeley’s Mechanical Engineering Department. Dr. Corcos holds a Ph.D. from the University of Michigan and a Doctorat d’Etat (Physics) from the University of Grenoble, France. Dr. Corcos also serves as a director of Agua Para La Vida, a non-government organization incorporated in the State of California.

Chung-Lung Lin, President of Global Fiberoptics Inc. and Director. Chung-Lung Lin is the President of Global Fiberoptics Inc., DiCon’s subsidiary in Taiwan. Before joining Global in January 2000, Mr. Lin owned and managed Guo Bao Construction Co. Ltd. in Taiwan for ten years. Mr. Lin joined DiCon’s Board of Directors in June 2000. Mr. Lin earned a B.S. and an M.S. in Engineering from National Cheng-Kung University, Taiwan, in 1979 and 1981, respectively. He is the brother-in-law of Dr. Ho-Shang Lee.

Andrew F. Mathieson, Director. Andrew F. Mathieson has served as a member of the Board of Directors since June 2000. Mr. Mathieson is the President of Fairview Capital Investment Management LLC (“Fairview”), a registered investment advisor located in Greenbrae, California. Fairview, which was founded by Mr. Mathieson in 1995, manages separate portfolios and is the General Partner of a private investment partnership. Mr. Mathieson earned a B.A. from Yale University in 1978, and an M.B.A. from Stanford University in 1984.

Dunson Cheng, Ph.D., Director. Dr. Dunson Cheng joined the Board of Directors in February 2002. Dr. Cheng is Chairman of the Board, Director, and President and Chief Executive Officer of Cathay Bank and Cathay General Bancorp. Dr. Cheng earned his B.S. in Applied Math and Physics from the University of Wisconsin at Madison, Wisconsin and his Ph.D. in Physics from the State University of New York at Stony Brook, and did post-doctorate research at the University of Oregon. Dr. Cheng worked for Xerox before joining Cathay Bank. Dr. Cheng was appointed President of Cathay Bank in 1985, President of Cathay Bancorp (predecessor of Cathay General Bancorp) in 1990 and Chairman of both institutions in 1994.

Paul Ming-Ching Lo, Vice President of Manufacturing and Operations. Paul Ming-Ching Lo joined DiCon in August 1997. Prior to joining DiCon, Mr. Lo was President and Chief Engineer of FEAC Technologies, Inc. from 1986 to 1997. Mr. Lo earned his B.S. in Engineering in 1979 from National Cheng-Kung University, Taiwan.

Anthony T. Miller, General Counsel and Secretary. Anthony T. Miller joined DiCon in March 2000. Before joining DiCon, Mr. Miller was in private law practice in San Francisco. Mr. Miller’s prior experience includes serving as Vice President-Administration, General Counsel and Secretary of American Resource Corporation, and as an Assistant General Counsel of Bank of America. Mr. Miller earned a B.A. in Political Science from Stanford University in 1964 and a J.D. from Hastings College of Law in 1968.

2. Principal Shareholders

The following table sets forth, as of the March 31, 2006, certain information as to those persons who were known by management to be beneficial owners of more than 5% of DiCon Fiberoptics, Inc.’s outstanding shares of common stock. Other than as noted below, management knows of no person or group that owns more than 5% of the outstanding shares of common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class

Ho-Shang Lee, Ph.D.	27,832,197	(1)	24.1%
Gilles M. Corcos, Ph.D., as Trustee for The Gilles M. Corcos Trust	14,626,410		12.7%
Anne Bleecker Corcos, as Trustee for The Anne Bleecker Corcos Revocable Trust 88 Codornies Road Berkeley, CA 94708	11,786,000		10.2%
Mei-Li Lee	21,295,607	(2)	18.4%
Andrew F. Mathieson, as co-Trustee for the Charlotte Bliss Taylor Trust 300 Drake’s Landing Road, Suite 250 Greenbrae, CA 94904-2498	7,481,000	(3)	6.5%
Samuel L. Taylor 506 Arlington Ave. Berkeley, CA 94707	14,522,920	(4)	12.6%

(1)
Includes 878,197 shares issued to employees under the Employee Stock Option Plan and the Employee Stock Purchase Plan which are subject to voting right agreements pursuant to which Dr. Lee has sole voting rights.

(2)
Includes 285,858 shares subject to stock options under the Employee Stock Option Plan which are exercisable and 1,539 shares issued under the Employee Stock Purchase Plan which are subject to voting right agreements pursuant to which Dr. Lee has sole voting rights.

(3)
Includes 55,000 shares subject to stock options under the Employee Stock Option Plan which are exercisable, 7,076,000 shares owned by Mr. Mathieson as co-Trustee for the Charlotte Bliss Taylor Trust, and 350,000 shares owned by Darlington Partners, L.P., an investment partnership for which Fairview Capital Investment Management LLC (“Fairview”) is the general partner. Mr. Mathieson is the managing member of Fairview.

(4)	Includes 7,076,000 shares held by Mr. Taylor as co-Trustee for the Charlotte Bliss Taylor Trust.

3. Securities Transactions

Except for the repurchase of shares from employees and the issuance of stock options to employees, during the 60 days prior to March 31, 2006, DiCon Fiberoptics, Inc. and its executive officers and directors did not effect any transactions in the common stock.

4. Certain Transactions

Dr. Dunson Cheng is Chairman of the Board, Director, President and Chief Executive Officer and a shareholder of Cathay Bank. Cathay Bank was the lender under the construction loan of $27.0 million for the Company’s corporate headquarters and manufacturing facility in Richmond, California, and is the lender under the mortgage loan which refinanced the construction loan. (See Note 12 to financial statements appearing in the Company’s annual report on Form 10-KSB for the fiscal year ended March 31, 2005). Dr. Cheng became a Director of DiCon in February 2002.

During the fiscal year ended March 31, 2005, DiCon paid Cathay Bank $5,656,404 in principal and interest on the mortgage loan. The loan balance at March 31, 2005, was $20,913,460. Subsequent to March 31, 2005, the Company made numerous prepayments to reduce the unpaid principal balance of the Loan down to $9,957,051.51 with interest paid through March 20, 2006. On April 10, 2006, the Company entered into a Loan Modification and Extension Agreement and Amendment to Promissory Note (“Loan Modification”) and a Modification of Construction Trust Deed (“Trust Deed”) with Cathay Bank to extend the final payment date of the loan from October 20, 2007, to October 20, 2017, decreased the interest rate on the loan from the Index to the Index minus 1%, and released a parcel of vacant land of approximately 5.88 acres from the lien of the Trust Deed, effective April 5, 2006.

Dr. Ho-Shang Lee, President and Chief Executive Officer of DiCon, has personally indemnified Cathay Bank against any loss, expense or damage suffered by Cathay Bank resulting from Cathay Bank’s reliance upon certain representations and warranties provided by DiCon under the mortgage loan. Dr. Lee does not receive any fee or other compensation for issuing this indemnity.

Separately, the bank line of credit to Global from a Taiwan bank is personally guaranteed by Dr. Lee and corporately guaranteed by DiCon. Neither guarantor receives any fee or other compensation for issuing its guarantee. Additionally, the line of credit to Global backed by commercial paper issued by Global is personally guaranteed by Chung-Lung Lin, President of Global. Mr. Lin does not receive any fee or other compensation for issuing this guarantee.

SCHEDULE II

1. Financial statements for the two fiscal years ended March 31, 2005 and 2004:
•	Consolidated Balance Sheets at March 31, 2005 and 2004;
•	Consolidated Statements of Operations and Comprehensive Loss for the years ended March 31, 2005, 2004 and 2003;
•	Consolidated Statements of Changes in Shareholders’ Equity for the years ended March 31, 2005, 2004 and 2003; and
•	Consolidated Statement of Cash Flows for the years ended March 31, 2005, 2004 and 2003.

These financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in DiCon’s annual report on Form 10-KSB/A for the year ended March 31, 2005 and 2004.

DiCon Fiberoptics, Inc. and Subsidiary
Consolidated Balance Sheets
(in thousands)

	March 31,	March 31,
	2005	2004
Assets
Current assets:
Cash and cash equivalents	$1,784	$1,359
Marketable securities	14,677	20,250
Accounts receivable, net of allowance of $180 and $78, respectively	4,104	3,155
Inventories	3,998	4,506
Interest receivables and prepaid expenses	232	521
Income tax receivable	-	16
Total current assets	24,795	29,807

Property, plant and equipment, net	48,465	58,750
Other assets	41	64
Total assets	$73,301	$88,621

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$3,110	$2,914
Advances received from customers	3,594	3,549
Mortgage and other debt	2,685	6,059
Deferred compensation payable	-	120
Total current liabilities	9,389	12,642

Mortgage and other debt, net of current portion	19,528	23,310
Total liabilities	28,917	35,952

Commitments

Shareholders' equity:
Common stock: no par value; 200,000 shares authorized; 111,950 and 111,992 shares issued and outstanding at March 31, 2005 and 2004, respectively	22,238	22,279
Additional paid-in capital	13,285	13,217
Deferred compensation	(176)	(550)
Retained earnings	9,537	18,812
Accumulated other comprehensive loss	(500)	(1,089)
Total shareholders' equity	44,384	52,669

Total liabilities and shareholders' equity	$73,301	$88,621

DiCon Fiberoptics, Inc. and Subsidiary

Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except per share data)

	Years Ended March 31,
	2005	2004	2003

Net sales	$24,183	$18,658	$20,735

Cost of goods sold	17,658	18,710	24,313

Gross profit (loss)	6,525	(52)	(3,578)

Selling, general and administrative expenses	6,333	5,438	9,217
Research and development expenses	5,658	6,516	13,178
Loss on disposal of fixed assets	1,935	670	930
Loss on write down of idle fixed assets	796	0	0
	14,722	12,624	23,325

Loss from operations	(8,197)	(12,676)	(26,903)

Other (expense) income:
Realized gains (losses) on sales of marketable Securities	22	114	(616)
Impairment of other long-term investments	0	(512)	0
Interest expense	(1,229)	(1,366)	(3,445)
Interest income	363	402	468
Other income, net	53	29	1,131

Loss before income taxes	(8,988)	(14,009)	(29,365)

Income tax (expense) benefit	(287)	1,983	6,178

Net loss	$(9,275)	$(12,026)	$(23,187)

Other comprehensive income (loss):
Foreign currency translation adjustment	606	999	165
Unrealized holding (losses) gains on marketable securities arising during the period, net of realized (losses) gains included in net loss	(17)	(64)	183

Comprehensive loss	$(8,686)	$(11,091)	$(22,839)

Net loss per share - basic and diluted	$(0.08)	$(0.11)	$(0.21)

Average shares used in computing net loss	111,972	112,014	111,068

DiCon Fiberoptics, Inc. and Subsidiary

Consolidated Statements of Changes in Shareholder’s Equity
(In thousands)

	Common Stock
	Shares	Amount	Additional Paid in Capital	Deferred Compensation	Retained Earnings	Accumulated other Comprehensive Loss	Total

Balance, March 31, 2002	108,842	$12,786	$13,438	$(1,659)	$54,025	$(2,372)	$76,218

Issuance of common stock pursuant to stock option and stock purchase plans, net of Repurchases	462	950	-	-	-	-	950

Issuance of common stock in connection with private placement	2,736	8,597	-	-	-	-	8,597

Reversal of deferred compensation due to employee terminations prior to vesting	-	-	(239)	239	-	-	-

Amortization of deferred compensation	-	-	-	450	-	-	450

Unrealized gains (losses) on securities available for sale, net of realized gains(losses) included in net income loss	-	-	-	-	-	183	183

Foreign currency translation adjustment	-	-	-	-	-	165	165

Net loss	-	-	-	-	(23,187)	-	(23,187)
Balance, March 31, 2003	112,040	22,333	13,199	(970)	30,838	(2,024)	63,376

Repurchases of common stock pursuant to stock option and stock purchase plans	(48)	(54)	-	-	-	-	(54)

Issuance of stock options	-	-	161	(154)	-	-	7

Reversal of deferred compensation due to employee terminations prior to vesting	-	-	(143)	143	-	-	-

Amortization of deferred compensation	-	-	-	431	-	-	431

Unrealized gain (loss) on securities available for sale, net of realized gains (losses) included in net loss	-	-	-	-	-	(64)	(64)

Foreign currency translation adjustment	-	-	-	-	-	999	999

Net loss	-	-	-	-	(12,026)	-	(12,026)

Balance, March 31, 2004	111,992	22,279	13,217	(550)	18,812	(1,089)	52,669

Repurchases of common stock pursuant to stock option and stock purchase plans	(42)	(41)	-	-	-	-	(41)

Issuance of stock options	-	-	68	(68)	-	-	-

Amortization of deferred compensation	-	-	-	442	-	-	442

Unrealized gain (loss) on securities available for sale, net of realized gains(losses) included in net loss	-	-	-	-	-	(17)	(17)

Foreign currency translation adjustment	-	-	-	-	-	606	606

Net loss	-	-	-	-	(9,275)	-	(9,275)

Balance, March 31, 2005	111,950	$22,238	$13,285	$(176)	$9,537	$(500)	$44,384

DiCon Fiberoptics, Inc. and Subsidiary

Consolidated Statements of Cash Flows

(in thousands )

	Years Ended March 31,
	2005	2004	2003

Cash flows from operating activities:
Net loss	$(9,275)	$(12,026)	$(23,187)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	8,090	9,219	10,245
Deferred incomes taxes	-	(1,983)	9,282
Write down excess and obsolete inventories	1,278	1,078	4,081
Write down idle fixed assets	796	-	-
Provision for bad debt	102	1	(365)
Loss on disposal of fixed assets	1,935	670	930
Provision for estimated losses due to vacated properties, net of sublease income	(120)	1	(80)
Impairment of other long-term investments	-	512	-
Realized (gain) loss on available-for-sale marketable securities	(22)	(114)	616
Interest accretion on deferred compensation	-	8	1,942
Liability
Stock compensation expense	442	574	450
Changes in assets and liabilities:
Accounts receivable	(1,051)	(954)	3,436
Inventories	(654)	(1,602)	(1,350)
Prepaid expenses and other current assets	290	(123)	3,591
Income tax receivable	16	15,269	(6,355)
Other assets	22	43	98
Accounts payable and accrued liabilities	522	(417)	(3,757)
Income taxes payable	-	(53)	(1,300)
Deferred compensation payable	(120)	(93)	(13,395)
Net cash provided by (used in) operating Activities	2,251	10,010	(15,118)

Cash flows from investing activities:
Purchases of marketable securities	(14,752)	(14,133)	(13,174)
Sales of marketable securities	20,333	4,827	15,641
Investment in joint venture and long-term	-	-	(506)
Investment
Sales of property, plant and equipment	47	214	645
Purchases of property and equipment	(218)	(82)	(1,622)
Net cash provided by (used in) investing activities	5,410	(9,174)	984

Cash flows from financing activities:
Borrowings under mortgages and other debt	3,387	4,123	797
Repayment of mortgages and other debt	(10,600)	(7,307)	(2,652)
Proceeds from issuance of common stock, net of repurchases	(41)	(54)	9,547
Net cash provided by (used in) financing activities	(7,254)	(3,238)	7,692

Effect of exchange rate changes on cash and cash equivalents	18	4	29

Net change in cash and cash equivalents	425	(2,398)	(6,413)
Cash and cash equivalents, beginning of year	1,359	3,757	10,170
Cash and cash equivalents, end of year	$1,784	$1,359	$3,757

Supplemental disclosures of cash flow information:

Cash paid for interest	$1,167	$1,325	$1,561
Cash paid for income taxes	$282	$54	$817

2. Financial statements for the quarter ended December 31, 2005.

These financial statements should be read in conjunction with the unaudited consolidated financial statements and notes thereto included in DiCon’s quarterly report on Form 10-QSB for the quarter ended December 31, 2005.

DiCon Fiberoptics, Inc. and Subsidiary

Unaudited Consolidated Balance Sheets

(in thousands)

	December 31,	March 31,
	2005	2005
Assets
Current assets:
Cash and cash equivalents	$2,991	$1,784
Marketable securities	19,696	14,677
Accounts receivable, net of allowance for doubtful accounts of $73 and $181, respectively	2,803	4,104
Inventories	2,884	3,998
Interest receivable and prepaid expenses	549	232
Total current assets	28,923	24,795

Property, plant and equipment, net	38,863	48,465
Other assets	14	41
Total assets	$67,800	$73,301

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$1,426	$3,110
Advances received from customers	3,636	3,594
Mortgage and other debt	2,978	2,685
Federal income tax payable	150	-
Total current liabilities	8,190	9,389

Mortgage and other debt, net of current portion	9,455	19,528
Total liabilities	17,645	28,917

Commitments

Shareholders' equity:
Common stock: no par value; 200,000 shares authorized; 111,923 and 111,950 shares issued and outstanding at December 31, 2005 and March 31, 2005, respectively	22,212	22,238
Additional paid-in capital	13,266	13,285
Deferred compensation	(60)	(176)
Retained earnings	15,299	9,537
Accumulated other comprehensive loss	(562)	(500)
Total shareholders' equity	50,155	44,384
Total liabilities and shareholders' equity	$67,800	$73,301

DiCon Fiberoptics, Inc. and Subsidiary

Unaudited Consolidated Statements of
Operations and Comprehensive Income (Loss)

(in thousands, except per share data)

	For the three months ended		For the nine months ended
	December 31,		December 31,
	2005	2004	2005______	2004

Net sales	$4,757	$6,699	$15,157	$17,970

Cost of goods sold	2,634	4,855	9,648	13,123

Gross profit	2,123	1,844	5,509	4,847

Selling, general and administrative expenses	1,175	1,323	3,479	4,339
Research and development expenses	1,112	1,299	3,385	4,380
	2,287	2,622	6,864	8,719

Income (loss) from operations	(164)	(778)	(1,355)	(3,872)

Other (expense) income:
Interest expense	(276)	(332)	(875)	(936)
Interest income	180	88	434	260
Gain (loss) on disposal of fixed assets	7,259	(1,935)	7,433	(1,953)
Other income (expense), net	72	19	275	65

Income (loss) before income taxes	7,0 71	(2,938)	5,912	(6,436)

Income tax (expense)	(150)	(281)	(151)	(282)

Net income (loss)	6,921	(3,219)	5,761	(6,718)
Other comprehensive income (loss):
Foreign currency translation adjustment	88	759	(62)	503
Unrealized holding (losses) on marketable securities arising during the period, net of realized(losses)	-	-	-	(17)

Comprehensive income (loss)	$7,009	$(2,460)	$5,699	$(6,232)

Net income (loss) per share - Basic	$0.06	$(0.03)	$0.05	$(0.06)
Net income (loss) per share - Diluted	$0.06	$(0.03)	$0.05	$(0.06)

Average shares used in computing net income(loss) per share - basic	111,927	111,964	111,938	111,976
Average shares used in computing net income	111,988	111,964	112,002	111,976

DiCon Fiberoptics, Inc. and Subsidiary

Unaudited Consolidated Statement of Cash Flows

(in thousands)
	Nine Months Ended
	December 31,
	2005	2004
Cash flows from operating activities:
Net income (loss)	$5,761	$(6,718)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	3,722	6,164
Write down excess and obsolete inventories	-	890
Provision for bad debts	(107)	87
Provision for estimated losses due to vacated properties, net of sublease income	-	(121)
(Gain) loss on disposal of property, plant and equipment	(7,433)	1,953
Realized (gain) on available-for-sale marketable securities	-	(22)
Stock compensation expense	97	332
Changes in assets and liabilities:
Accounts receivable	1,407	(823)
Inventories	1,014	(972)
Prepaid expenses and other current assets	(318)	287
Other assets	26	24
Accounts payable and accrued liabilities	(1,332)	(434)
Income tax payable	150	281
Deferred compensation payable	-	2
Net cash provided by operating activities	2,987	930

Cash flows from investing activities:
Purchases of marketable securities	(19,362)	(14,068)
Sales of marketable securities	14,328	19,670
Sale of property, plant and equipment	13,128	12
Purchases of property, plant and equipment	(114)	(209)
Net cash provided by investing activities	7,980	5,405

Cash flows from financing activities:
Borrowings under mortgages and other debt	2,408	2,513
Repayment of mortgages and other debt	(12,121)	(8,469)
Repurchases of common stock	(25)	(30)
Net cash (used in) financing activities	(9,738)	(5,986)

Effect of exchange rate changes on cash and cash equivalents	(22)	57

Net change in cash and cash equivalents	1,207	406
Cash and cash equivalents, beginning of period	1,784	1,359
Cash and cash equivalents, end of period	$2,991	$1,765

Supplemental disclosures of cash flow information:

Cash paid for interest	$929	$871

Cash paid for income taxes	$1	$1